

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

PROCESSED
MAY 2 9 2008
THOMSON REUTERS

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
México, D.F. 01210
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes X No__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes__No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

winning execution

Coca-Cola FEMSA
ANNUAL REPORT

picture



Coca-Cola
zero
10 market execution
2 financial data
26 financial section
12 market

# of success

the perfect consumer experience at every point of sale


Coca-Cola

exe

14 product execution

16 employee execution

selected financial data

Million of constant Mexican Pesos and U.S. Dollars as of December 31, 2007
(except volume and per share data)

	U.S.$ 2007 [1]	(Ps.) 2007	(Ps.) 2006	% Change
Sales Volume (million unit cases)		2,120.8	1,998.1	6.1%
Total Revenues	[illegible]	69,251	64,046	8.1%
Operating Income	[illegible]	11,447	10,251	11.7%
Majority Net Income	[illegible]	6,908	5,292	30.5%
Total Assets	[illegible]	87,178	80,427	8.4%
Long-term Bank Loans and Notes Payable	[illegible]	14,102	16,799	-16.1%
Majority Stockholders Equity	[illegible]	49,140	42,980	14.3%
Capital Expenditures	[illegible]	3,682	2,863	28.6%
Book Value per Share [2]	[illegible]	26.61	23.27	14.4%
Majority Net Income per Share [2]	[illegible]	3.74	2.86	30.5%

(1) U.S. dollar figures are converted from Mexican pesos using the noon day buying rate for Mexican pesos published by the Federal Reserve Bank of New York on December 31, 2007, which exchange rate was Ps. 10.9169 to U.S.$1.00.
(2) Based on 1,846.5 million outstanding ordinary shares (184.7 million ADRs). U.S.$ figures per ADR.

Total Revenues
(mm constant Ps.)


75,000
68,000
61,000
54,000
47,000
40,000
59,642
64,046
69,251
2005
2006
2007



Coca-Cola FEMSA's presence in Latin America

serving more than **79** brands, a total of **1,190** SKUs, to more than **183** million people in **9** countries



MEXICO. Our largest cash flow generator, with the highest per capita consumption among our territories.

   

CENTRAL AMERICA. Region composed of Guatemala, Nicaragua, Costa Rica and Panama, which is characterized by its growth potential and diverse markets.



COLOMBIA. One of our multi-segmentation stories of success, where despite low per capita consumption, we have enhanced the growth and profitability of the industry in the past years.



VENEZUELA. A market where our rationalized SKU strategy, combined with cost cutting initiatives, have allowed us to recover profitability.



BRAZIL. Our most consistent operation in delivering results, contributing an important part of our growth over the past years.



ARGENTINA. Multi-segmentation strategies have allowed us to harvest the benefits of a highly urbanized market.



our picture of success



to

our shareholders

30%
majority net income
growth

Our goal is to create a perfect experience for each consumer at every point of sale; that's our picture of success. The realization of that ambition depends considerably on our winning execution—doing ordinary things in an extraordinary way each and every day.

EXECUTION

Our ability to execute and achieve our desired picture of success is founded on our market segmentation. We understand that none of our consumers, retailers, or competitors is alike, so we segment our markets accordingly. Our superior track record of revenue and EBITDA growth demonstrates our ability to successfully execute in the marketplace. Our revenues and EBITDA have grown at a compounded annual growth rate of more than 18 percent over the last 10 years.

In Mexico, Brazil, Colombia, and Argentina, we employ a sophisticated multi-segmentation strategy. This strategy segments our clients based on socioeconomic levels, consumption occasions, and competitive intensity in order to deliver each of our retailers a customized offer. We also develop and deploy a different value proposition—highly structured programs from specialized service to loyalty and partnership initiatives—for every retailer to support their execution of our tailored commercial strategies. As exemplified by our successful launch of *Coca-Cola Zero*, nothing is performed at random—from product positioning to advertising and point-of-purchase material. In this way, we work to provide consumers with the right product in the right place in the right package at the right point of sale in their day.

To adapt to the conditions of every market and the different requirements of each client, we continually develop more efficient ways to serve our thousands of retailers. We execute several differentiated ways to go to market that suit each market's dynamics and every client's needs—from our presale system[1] and conventional sales[2] with hand-held devices to a combination of routes and specialized deliveries. For example, in southeastern Mexico, we have implemented a hybrid sales/distribution system that has considerably increased the efficiency of our routes. We serve medium and large customers through our presale system, and when the truck makes deliveries to these customers, it also serves small customers through our conventional sales model.

A key to our strategic execution is our advanced market intelligence system.

EBITDA generation
(mm of constant Mexican Ps.)


12,925
13,278
14,434
2005
2006
2007

EBITDA • Income from operations plus non-cash charges



12.2
million
daily transactions under SAP platform

Through multiple, specialized information measurement tools, like our right execution daily system (RED), we collect and analyze the information required for our people to make informed decisions and track the performance of specific strategies. Our consolidated database is one of the largest in the world, processing 12.2 million transactions daily under the SAP platform.

RELATIONSHIPS

For our organization, none of this is possible without the right people. A multi-cultural team of more than 58,000 trained and motivated individuals, who are strategically aligned and focused on disciplined execution and share a passion for what they do.

Our performance is reinforced by our positive working relationship with The Coca-Cola Company. The importance of this relationship is exemplified by two recent transactions—our joint acquisition of Jugos del Valle and our recently announced agreement to acquire The Coca-Cola Company's REMIL franchise territory in Brazil. Beyond the potential synergies, the companies' joint acquisition of Jugos del Valle will advance our multi-category strategy and make us the largest producer of still[3] beverages in the region, considerably increasing our position in Latin America's fast-growing, under-developed juice-based beverage segment. The REMIL franchise territory in the state of Minas Gerais, includes Brazil's third largest city, Belo Horizonte, and will increase our position in one of the most dynamic, growing beverage markets by more than a third, allowing us to reinforce the expansion of our multi-category strategy.

CITIZENSHIP

On top of our winning execution, we are committed to our role as a good corporate citizen. We work closely with our com-



winning
acquisitions:

- **Jugos del Valle.** Excellent platform to develop still beverage category across our territories

- **REMIL.** Will increase the size of our operations in Brazil by a third

[1] The pre-sale system separates the sales and delivery functions and allows sales people to sell products prior to delivery, and the delivery trucks are loaded with the mix of products that clients have previously ordered.
[2] The person in charge of delivery makes immediate sales from inventory available on the truck.
[3] Non-carbonated beverages.
[4] Average family calculation is comprised of five members.

In Brazil, together with government authorities, our "Work Education Program", designed to promote education among very low-income young adults without opportunities to receive professional training, benefited 637 optimistic and encouraging people for the job market to capture the benefits of this unique opportunity.

munities on initiatives that meet their local needs. Our initiatives include our support of low-income communities in Brazil, Colombia, and Central America; our participation in the "10,000 Smiles" program in conjunction with The Coca-Cola Company and The America Nicaraguan Foundation in Nicaragua, which provides a meal to low-income students every day of the school year; and, in November of 2007, when the Mexican state of Tabasco was affected by big flooding, we established and executed action plans to help that community, delivering food, medical attention, and 58,300 physical cases of bottled water and sparkling beverages. These initiatives underscore our unwavering commitment to the communities, customers, and consumers we serve.

Additionally, our recycling, water management, and energy conservation programs foster our commitment to the environment, while achieving important savings for our company. In 2007, our PET recycling facility in Toluca, Mexico, recycled the equivalent of 195 million bottles, or approximately 20 million unit cases. Over the past two years, our water-management initiatives have enabled us to save more than 2.5 million cubic meters of water—enough to serve the needs of 7,000 families[4] for a year. And, through our energy conservation programs, we have saved enough energy to serve the average annual consumption of more than 27,000 families.

RESULTS

Our company's strong results this year, despite the raw materials environment, largely reflect our ability to expand our product portfolio and our disciplined execution. Our total sales volume grew more than 6 percent, to 2.1 billion unit cases, from last year. Our consolidated revenues rose more than 8 percent to Ps. 69.3 billion. Our consolidated operating income showed double-digit improvement of almost 12 percent to Ps. 11.4 billion. And our majority net income grew more than 30 percent to Ps. 6.9 billion, resulting in earnings per share of Ps. 3.74. We have also successfully reduced our net debt by close to U.S.$ 1.4 billion since our acquisition of Panamco in May 2003—an average reduction of U.S.$ 25 million per month—underscoring our strong free cash-flow generation.

In closing, we would like to express our deep appreciation for the continued trust and confidence that you place in us. Driven by our exemplary execution, we look forward to extending our consistent track record of performance for you.

José Antonio Fernández Carbajal
CHAIRMAN OF THE BOARD

Carlos Salazar Lomelín
CHIEF EXECUTIVE OFFICER

doing ordinary things in an


extraordinary way


winning



11%

revenue growth

in Brazil


AQUARIUS
fresh

Aquarius fresh launched in 2007

From 2006 through 2007, we implemented and refined our multi-segmentation strategy, tailoring our product, price, and packaging strategies to suit different market clusters. We developed a total beverage portfolio—including sparkling beverages[5], still beverages, packaged juices, and beer—for our retailers and consumers.

market execution


our picture of success

Our Argentine operations effective implementation of our multi-segmentation strategy played a key role in our double-digit top-line growth this year. Through our strategic revenue management initiatives, we were able to offer a better value proposition to our clients and consumers at the point of sale with favorable results.

Argentine sales volume
(mm unit cases)


150.1
164.9
179.4
2005
2006
2007

Even the best strategy is useless without the ability to execute and adapt it to our markets. The evolution of our Brazilian operations exemplifies our organization's ability to execute effectively. Today these operations account for 14 percent of our total volumes, 16 percent of our consolidated revenues, and 14 percent of our total EBITDA, compared with 12 percent, 8 percent, and 2 percent, respectively, for 2003[6] —the year that we acquired these assets. So, how did we accomplish these results?

From 2003 through 2005, we focused on turning around, strengthening, and growing our Brazilian operations. Among other accomplishments, we successfully introduced a new business model; developed and took advantage of our market knowledge in highly populated cities with fragmented markets; increased our direct sales to retailers; and expanded our portfolio.

As a result of our dynamic evolution in this region, we are well prepared to expand geographically and categorically; this is reinforced by our recent agreement with The Coca-Cola Company to acquire its franchise territory in Minas Gerais, which will increase our position in the growing Brazilian market by more than a third.

[5] Sparkling beverages were previously referred to as carbonated soft drinks.
[6] Volumes include 12 months from Coca-Cola FEMSA's existing operations and those acquired from Panamco. Revenues and EBITDA include 12 months from Coca-Cola FEMSA's existing operations and 9 months from those acquired from Panamco.

winning


our picture of success

When we acquired our Colombian operations in 2003, we saw great upside potential in an extremely de-centralized organization that lacked innovation and a well-planned strategy in a stagnant market. Through our execution of a clear five-year strategy, we have been able to turn around those operations into a dynamic, important part of our consolidated business.

In year one, we rationalized our operating system —from 17 production facilities in 2003 to six today— paying particular attention to our employee relationships. In year two, we reinvigorated brand *Coca-Cola* and introduced a very basic segmentation model. In year three, we successfully launched *Crush Multi-flavors* in a returnable presentation. At the same time, we maintained the growth of brand *Coca-Cola* by connecting with a growing base of young consumers.

In 2006, we segmented Colombia into three regions—or "three Colombia's"—designing and deploying commercial strategies based on each region's socio-economic level and population. And this year, we took advantage of our scale to gain operating leverage and to improve profitability. Colombia is now one of our most consistently growing markets, posting double-digit operating income growth for a two-year period. Its competitive position further allows us to continue growing the industry, preparing us to sustain and expand our cash flow generation going forward.


In Venezuela, the benefits of our SKU rationalization strategy, redesigned portfolio, and improvements across the value chain yielded results this year. Despite the scarcity of raw materials and higher costs, we continued to supply the market with greater volumes of our core products.

SKU reduction
(2005 through 2007)


97
65
57
2005
2006
2007

market execution

13%

of sparkling
beverages in Colombia



Crush Multi-flavors
We successfully launched this brand in a returnable presentation. This launch strengthened our competitive position by developing a brand with national coverage that enabled us to leverage our marketing resources, bottling assets, and cases by using the same returnable package for the *Crush* presentation—reducing our costs and fostering demand in the flavored sparkling beverages category.




winning


3.0

million unit cases

sold during launch quarter in Brazil



Coca-Cola Zero
In Brazil we also introduced multiple presentations of *Coca-Cola Zero*, including a newly designed 400-mililiter bottle that better fit the consumer's hand and complemented our traditional contour bottles.

product execution


our picture of success

Acquired in 2005, *Hi-C*, a line of juice-based beverages and teas, had been produced and distributed in Costa Rica, as well as distributed in Panama, Nicaragua, and Guatemala. Under our management, volumes of *Hi-C* have grown more than 20 percent a year since then. The secret to our success has been our focus on the basics: revenue and portfolio management, distribution, and point-of-sale execution.


Hi-C volume growth
(mm unit cases)
1,952
2,578
3,217
2005
2006
2007

Our experience with juice-based beverages, such as *Hi-C*, has provided us with the experience to tap the growth potential of our recent joint acquisition of Jugos del Valle, one of the leading juice producers in Mexico and Brazil.

As a part of our three-tier cola strategy, we launched *Coca-Cola Zero*, a calorie free cola with the classic taste of *Coke*, in Argentina, Mexico, and Brazil. Thanks to the successful implementation of our operations' targeted marketing strategies, we were able to attract new consumers and to drive incremental volume growth across the cola category last year. In the second quarter of 2007, we sold close to 3 million unit cases of *Coca-Cola Zero* in Brazil alone.

These positive results were primarily attributable to our operations' execution of integrated, experience-oriented marketing strategies—including innovative advertising, sales promotions, and point-of-sale materials—that appealed to the particular preferences of our consumers. For example, 1.2 million Brazilian consumers experienced a massive wave of *Coca-Cola Zero* at the point of sale in just one weekend.

Ultimately, *Coca-Cola Zero* represented 25 percent of our consolidated incremental volumes for 2007 as a result of our consumer-focused initiatives.

winning


our picture of success

Ultimately, the key to our performance is our employees—prepared, talented, and disciplined people with the knowledge and skills to do ordinary things in an extraordinary way. To underscore the size and complexity of their undertaking, altogether more than 58,000 employees serve approximately 1.5 million retailers and close to 200 million consumers across our territories in nine Latin American countries every day.

Accordingly, we continually work to attract and develop the right people to manage and execute our business processes that lay the foundation for our success. To foster the development of quality people at all levels of our organization, we offer continuous management training programs, as well as proprietary training tools, to enhance our skills and abilities. Our flexible performance structure allows our people to continually adapt and improve our organization by capturing and sharing knowledge across our entire network. For example, our training cells enable us to transfer best practices across our operations—training more than 30,000 people in the last three years.

We also provide for the cross-fertilization and growth of our organization's experience, know how, and talent through the exchange of our executives among our market territories—from Argentina and Mexico to Brazil and Venezuela. For example, over the past five years, 60 senior management executives have been relocated across our territories to enrich their new workplaces and markets with their experience and skills.

Cost to serve evolution
Coca-Cola Femsa territories in Mexico
(cost to serve index - 2005 = 100)


-21.9%
-8.7%
2005
2006
2007

Our employees' efficiency has significantly reduced our cost to serve in our Mexico operations over the past three years.

employee execution

900 thousand coolers



Cold drink equipment with low energy consumption
Over the past two years, through our energy conservation programs, we have saved enough energy to serve the average annual consumption of more than 27,000 families.

socially



18%

Less weight

in our single-serve PET bottles in Mexico





Lighter weight
Our practice of lightening the weight of our PET bottles makes sense from an environmental and economic standpoint. Thanks to our initiatives, we have succeeded in lightening the weight of our single-serve PET presentations in Mexico, reducing our resin usage by more than 13,150 tons of PET in the past five years.

responsible execution


our picture of success

Winning
environment program:

In alliance with the SOS Mata Atlantica foundation in Brazil, we contribute to the protection of the richest bio-diverse place in the world by preserving water sources and species.


ESR
EMPRESA SOCIALMENTE RESPONSABLE

We are committed to sustainable business development and work to operate our business accordingly. To that end, we have implemented water and waste-water management plans, energy conservation initiatives, and waste reduction and recycling activities—along with a range of community programs, including reforestation and natural resource conservation, across our market territories.

Recycling and waste reduction are key elements of our company's sustainability strategy. By incorporating recycled PET in our bottles, we not only benefit our business by using less energy and resources, but also our environment by preserving our fossil fuels and enhancing the quality of our surroundings. In 2007, the Toluca, Mexico PET recycling facility—a joint venture between our company, The Coca-Cola Company, and ALPLA, an important supplier of PET bottles—recycled more than 4,000 tons of food-grade flake from post-consumer PET bottles. Employing the plant's FDA (Food and Drug Administration)—approved bottle-to-bottle recycling technology, the recycled resin was included in almost 10 percent of our PET bottles in Mexico; an amount equal to approximately 195 million bottles, or approximately 20 million unit cases.

Water is a precious global resource, so we responsibly manage our use of water—which is the main ingredient in all of our beverages. We perform rigorous water-reduction programs in all of our plants, complying with all local regulations and The Coca-Cola Company's waste-water treatment standards; conduct source vulnerability assessments; and participate in water partnerships with our communities. Over the past two years, our water-management initiatives have enabled us to save more than 2.5 million cubic meters of water, enough to serve the needs of 7,000 families for a year.

winning operating highlights

Operations	Population (millions)	Sparkling[4] per Capita Consumption	Points of Sale	Plants	Distribution Centers
Mexico	50.3	414	600,137	11	84
Central America	18.4	150	110,948	5	29
Colombia	46.1	90	346,000	6	37
Venezuela	27.5	165	233,788	4	32
Brazil	29.6	220	126,557	3	12
Argentina	11.2	370	80,900	1	5
Total	183.1	233	1,498,330	30	199

6%

volume growth in 2007


Total Volume (mm unit cases)


Product mix by Package (1) (%)

Total volume
(mm unit cases)

2007

TOTAL	2,121
Mexico	1,110
Central America	128
Colombia	198
Venezuela	209
Brazil	296
Argentina	179

	Returnable
Mex	28.2
CA	31.9
Col	45.3
Ven	10.8
Bra	9.6
Arg	25.2

Returnable
Non-returnable[2]

Category Mix

	Sparkling[4]	Water[5]	Bulk Water[6]	Still[7][8]
Mexico	78.3%	4.2%	16.4%	1.0%
Central America	89.8%	4.3%	–	5.9%
Colombia	87.6%	5.6%	5.5%	1.4%
Venezuela	90.4%	5.6%	–	3.9%
Brazil	91.7%	6.7%	–	1.6%
Argentina	96.2%	0.9%	–	2.8%

[1] Excludes water presentations of 5.0 Lt. or larger
[2] Includes fountain volumes
[3] Includes presentations of 1.0 Lt. or larger
[4] Sparkling beverages – beverages previously referred to as carbonated soft drinks
[5] Excludes still bottled water in presentations of 5.0 Lt. or larger
[6] Bulk water – still bottled water in presentations of 5.0 Lt. or larger
[7] Still beverages – beverages previously referred to as non-carbonated beverages
[8] Still beverages include flavored water



Category Mix (%)



Product mix by Size (1) (%)

Category Mix chart: Mex, CA, Col, Ven, Bra, Arg

Sparkling[4]
Water[5]
Bulk Water[6]
Still[7][8]

Product mix by Size chart:

	Personal
Mex	37.6
CA	51.9
Col	50.1
Ven	32.0
Bra	32.3
Arg	16.3

Personal[2]
Multi-serve[3]



dear

shareholders

12%
operating
income growth

We achieved another year of strong top- and bottom-line growth; our top-line growth, combined with efficiencies achieved across the value chain, more than compensated for a continuing volatile raw material cost environment.

Market capitalization
(mm USD)


4,987
7,017
9,100
2005
2006
2007

Our performance again underscored the advantages of our balanced, diversified portfolio of markets, products, and presentations, as well as our successful local market initiatives. All of our operations recorded top-line growth for 2007—with our Brazilian, Colombian, and Venezuelan operations accounting for more than 90 percent of our incremental operating income growth this year. In 2007, we produced the following overall results:

- Consolidated revenues grew 8.1 percent to Ps. 69.3 billion.
- Consolidated operating income increased 11.7 percent to Ps. 11.4 billion, and operating margin improved 50 basis points to 16.5 percent.
- Consolidated majority net income rose 30.5 percent to Ps. 6.9 billion, resulting in earnings per share of Ps. 3.74 (US$ 0.34 per ADR).
- Total net debt at year end was approximately US$ 1.0 billion.

During the year, we reduced our net debt by more than US$ 345 million. Since our acquisition of Panamco in May 2003, we have successfully lowered our net debt by US$ 1.4 billion. At the end of 2007, our cash position was approximately US$ 691 million.

Our balance sheet is stronger than ever, and we have one of the most solid investment-grade credit ratings among Latin American companies. Approximately 50 percent of our total debt is denominated in local currency, mostly Mexican pesos, and over 65 percent of our total debt carries a fixed rate of interest. We will continue evaluating market conditions to adjust the currency and interest rate composition of our debt as appropriate, taking advantage of lower interest rates while managing our currency risk.

In November, through a new joint-venture company, Coca-Cola FEMSA and The Coca-Cola Company acquired in equal proportion 100 percent of the shares of Jugos del Valle, one of the leading juice producers in Mexico and Brazil, for approximately US$ 370 million in cash. After the transaction was completed, both companies invited the rest of the

1.4

billion dollars net debt reduction since the Panamco acquisition

Coca-Cola bottlers in Mexico and Brazil to join this joint venture. We financed our share of the transaction with cash from operations. Beyond the ample opportunities for production and distribution savings, this transaction well positions and complements our company's portfolio to capture considerable value in the fast-growing, under-developed still beverage[7] category.

We also announced the agreement to acquire from The Coca-Cola Company its REMIL franchise territory in the state of Minas Gerais, Brazil. The aggregate value of this transaction will be US$ 370 million, which will be financed with cash from operations. This territory includes the third largest city in Brazil, Belo Horizonte, and will expand our position in this growing market by more than a third.

Our company's execution of our multi-segmentation model, combined with strategic marketing support, and the successful launch of *Coca-Cola Zero* enabled brand *Coca-Cola* to grow strongly across our Latin American markets in 2007. For the year, brand *Coca-Cola* contributed 67 percent of our company's consolidated incremental sales volume. Our sparkling beverages[8] sales volume grew 5.6 percent to 1.8 billion unit cases, driven by volume growth across all of our franchise territories. Additionally, we continued to produce strong growth in the still beverage category across our markets. This growth was driven by *POWERade*, an isotonic beverage, in Mexico and Central America; juice-based products in Central America, Brazil, and Argentina; *Aquarius*, a no-calorie flavored water, in Brazil; and the continued strong performance of *Nestea*, a ready-to-drink tea, in Venezuela.

In Mexico—our largest cash flow generator—our operations increased their top-

Net debt reduction
(mm historical USD)


1,705
1,379
1,042
2005
2006
2007

[7] Still beverages were previously referred to as non-carbonated beverages.
[8] Sparkling beverages were previously referred to as carbonated soft drinks.

line growth and profitability during the second half of 2007. Our portfolio continued to reinforce the strength of brand *Coca-Cola*, which represented more than 60 percent of our Mexican operations' incremental volumes for the year. We also continued to post strong results in the still beverage category, with Nestea and *POWERade* growing more than 70 and 65 percent, respectively.

Our Central American operations posted solid top- and bottom-line growth for the year, despite difficult comparisons to last year and unfavorable weather conditions. Brand *Coca-Cola* and flavored sparkling beverages contributed 39 percent and 32 percent, respectively, of our incremental volumes. We also delivered strong results in the still beverage category, fueled by *POWERade* and *Hi-C*. Our ability to grow *Hi-C* volumes 65% since we took over its distribution two years ago reinforces the strength of our beverage model.

Colombia remained one of our most profitable operations, posting double-digit operating income growth for the last two years. Volume growth of brand *Coca-Cola*, coupled with growth in bottled water, and *POWERade*, an isotonic beverage, helped to fuel these results. The still beverage category expanded 18 percent for the year. Despite a tough comparison to last year, our Colombian market posted remarkable double-digit operating income growth of almost 40 percent in 2007.

In Venezuela, strong consumer local dynamics, combined with our redefined product portfolio, improvements to the value chain, higher operating efficiency, and revenue management initiatives, delivered powerful results. Our focus on our core products helped to fuel growth of 18 percent in the sparkling beverage category for the year; brand *Coca-Cola* and flavored sparkling beverages accounted for approximately 60 percent and 40 percent, respectively, of the growth in that category. Despite raw material scarcity and higher costs, we continued to supply the market with greater volumes of our core products. Consequently, we achieved almost two-fold growth in operating income compared with a relatively small base last year.

A favorable shift in our product mix, driven by the growth of our core brands, combined with a decline in our value-protection brands, enabled our Argentine operations to produce strong top-and bottom-line growth for the year. *Coca-Cola Zero* and our core flavored sparkling beverages contributed significantly to this growth. In the still beverage category, excluding bottled water, the strong performance of juice-based brand *Cepita* drove almost 75 percent of our volume growth.

In Brazil, our most consistent operation, we recorded significant top-line growth and double-digit bottom-line growth in 2007. Excluding beer, brand *Coca-Cola* accounted for more than 70 percent of our operations' volume growth, driven primarily by the success of *Coca-Cola Zero*. Our Brazilian operations expanded importantly in the still beverage category, excluding bottled water, by 10 percent, driven mainly by *Aquarius*, the no-calorie flavored water.

Moving onto beer, we continued our efforts to strengthen *Kaiser's* brand equity, build up *Sol's* brand equity, and recapture customers in the market. Launched this year, *Sol Shot*, a 250-mililiter glass presentation of our flagship *Sol* beer brand, captured new customers and exemplified our continuous product innovation.

21%
EBITDA
margin in 2007

Looking forward, we will continually analyze and perfect the way we execute our product, packaging, and pricing strategies, so we can capture the most value from each of our market territories. We will also continue to evaluate prudent and profitable acquisitions in the beverage industry.

Thank you for your continued support. By leveraging our winning marketplace execution, we see considerable opportunities to provide you with an attractive return on your investment now and into the future.

Héctor Treviño Gutiérrez
CHIEF FINANCIAL OFFICER

financial section


our picture of success

five-year summary

Millions of constant Mexican pesos as of December 31, 2007
(except data per share)

	2007	2006	2005	2004	2003[1]
INCOME STATEMENT					
Total revenues	69,251	64,046	59,642	56,525	45,242
Cost of sales	35,881	33,745	30,558	29,072	22,912
Gross profit	33,370	30,301	29,084	27,453	22,330
Operating expenses	21,923	20,050	19,111	18,349	14,140
Income from operations	11,447	10,251	9,973	9,104	8,190
Integral result of financing	306	1,153	1,572	874	2,829
Other expenses, net	702	1,046	705	764	613
Income taxes	3,336	2,555	2,698	1,006	1,816
Net income for the year	7,103	5,497	5,022	6,460	2,932
Net majority income	6,908	5,292	4,895	6,429	2,911
Net minority income	195	205	127	31	21
RATIOS TO REVENUES (%)					
Gross margin (gross profit/total revenues)	48.2	47.3	48.8	48.6	49.4
Operating margin	16.5	16.0	16.7	16.1	18.1
Net income	10.3	8.6	8.4	11.4	6.5
CASH FLOW					
EBITDA[2]	14,434	13,278	12,925	11,922	10,310
Capital expenditures[3]	3,682	2,863	2,516	2,401	2,368
BALANCE SHEET					
Current assets	17,458	12,504	9,312	11,362	10,821
Investments in shares	1,476	448	509	523	529
Property, plant and equipment	21,923	21,798	21,871	22,674	23,222
Intangible assets, net	42,458	41,064	40,701	41,939	41,243
Deferred income tax asset and other assets, net	3,863	4,613	3,821	716	71
Total Assets	87,178	80,427	76,214	77,214	75,886
Liabilities					
Short-term bank loans and notes payable	4,814	3,419	4,988	3,761	3,937
Interest payable	274	281	354	351	443
Other current liabilities	11,109	9,623	8,862	8,871	8,322
Long-term bank loans and notes payable	14,102	16,799	16,952	24,343	30,831
Other long-term liabilities	6,098	5,850	5,730	4,378	3,875
Total Liabilities	36,397	35,972	36,886	41,704	47,408
Stockholders' Equity	50,781	44,455	39,329	35,510	28,479
Minority interest in consolidated subsidiaries	1,641	1,475	1,299	1,053	198
Majority interest	49,140	42,980	38,030	34,457	28,281
FINANCIAL RATIOS (%)					
Current	1.08	0.94	0.66	0.88	0.85
Leverage	0.72	0.81	0.94	1.17	1.66
Capitalization	0.29	0.33	0.39	0.47	0.59
Coverage	9.46	7.10	5.43	4.71	6.77
DATA PER SHARE[4]					
Book value	26.612	23.276	20.595	18.660	15.317
Net majority income	3.741	2.866	2.651	3.482	1.708
Dividends paid[5]	0.450	0.402	0.372	0.326	-
Headcount[6]	58,126	56,682	55,635	56,238	56,841

[1] Information considers full-year of KOF's original territories and eight months of territories acquired from Panamco.
[2] Income from operations plus non-cash charges.
[3] Includes investments in property, plant and equipment, returnable bottles and cases and other assets, net of retirements of property, plant and equipment.
[4] 2003 was computed using 1,846.4 million shares and the net income per share with 1,704.3 million. 2004, 2005, 2006 and 2007 using 1,846.53 million.
[5] Dividends paid during the year based on the prior year's net income.
[6] Includes third-party headcount.



management's discussion and analysis

Results of Operations for Year Ended December 31, 2007
Compared to Year Ended December 31, 2006

Consolidated Results of Operations.

Total Revenues

Consolidated total revenues of Coca-Cola FEMSA grew 8.1% to Ps. 69,251 million in 2007, compared to Ps. 64,046 million in 2006 with Mexico, Brazil and Venezuela accounting for more than 75% of this growth.

Consolidated sales volume reached 2,120.8 million unit cases in 2007, compared to 1,998.1 million unit cases in 2006, an increase of 6.1%. Sparkling beverages[9] volume grew 5.7% as a result of sales volume increases in all of our territories. Sparkling beverage volume growth was mainly driven by the *Coca-Cola* brand, which accounted for close to 65% of incremental total volume. A strong marketing campaign associated with the launching of *Coca-Cola Zero* in Mexico, Brazil and Argentina contributed to achieve this growth.

Consolidated average price per unit case grew 1.9% in real terms, reaching Ps. 32.15 in 2007 as compared to Ps. 31.56 in 2006. Average price increases in most of our territories offset lower average prices in Mexico. Price increases in sparkling beverages offset an increase in volume of bulk water in Mexico, which carries a lower price per unit case.

Gross Profit

Our gross profit increased 10.1% to Ps. 33,370 million in 2007, as compared to the previous year, driven by revenue growth across all of our territories. Gross margin increased to 48.2% in 2007 from 47.3% in 2006, driven by revenue growth, which more than compensated for higher sweetener costs in Mexico.

The components of cost of sales include raw materials (principally soft drink concentrate and sweeteners), packaging materials, depreciation expenses attributable to our production facilities, wages and other employment expenses associated with the labor force employed at our production facilities and certain overhead expenses. Concentrate prices are determined as a percentage of the retail price of our products net of applicable taxes.

Operating Expenses

Consolidated operating expenses as a percentage of total revenues increased to 31.7% in 2007 from 31.3% in 2006 mainly due to additional expenses in some of our operations. Operating expenses in absolute terms increased 9.3% year over year mainly as a result of (1) salary increases ahead of inflation in some of the countries in which we operate, (2) higher operating expenses due to increases in maintenance expenses and freight costs in some territories and (3) higher marketing investment in our major operations in connection with several initiatives intended to reinforce our presence in the market and build brand equity.

Income from Operations

Our consolidated operating income increased 11.7% to Ps. 11,447 million in 2007, as compared to 2006. Brazil, Colombia and Venezuela accounted for the majority of the incremental growth and more than offset a slight operating income decline in Mexico. Our consolidated operating margin grew 50 basis points to 16.5% in 2007, mainly driven by the improved operating leverage that resulted from higher revenues.

Integral Result of Financing

In 2007 our integral cost of financing decreased 73.5% to Ps. 306 million as compared to 2006, mainly driven by (i) lower interest expenses due to lower gross debt, (ii) higher interest income coming from our increased cash position and (iii) a non-hedge accounting derivative instrument gain compared to a loss from the previous year.

Other Expenses

Beginning in 2007, pursuant to Mexican Financial Reporting Standards, we recorded employee profit sharing in the "other expenses" line, instead of recording it in the "income tax" line. For comparison purposes we are reflecting this change in the 2006 information presented, which amounted to Ps. 300 million in 2006 and Ps. 300 million in 2007. Additionally the "other expenses" line reflects lower expenses in 2007, which were driven by a high comparable due to extraordinary items recorded for strategic projects in 2006.

Taxes

Taxes increased to Ps. 3,336 million in 2007 from Ps. 2,555 million in 2006. During 2007, taxes as a percentage of income before taxes were 31.9% as compared to 31.7% in 2006. The tax rate in 2007 was higher than the one of 2006, mainly due to additional tax accruals in some of our operations that were partially offset by a reduction in the statutory tax rates in certain operations and the use of tax loss carry forwards.

Net Income

Our consolidated majority net income increased by 30.5% to Ps. 6,908 million in 2007 compared to 2006, driven by an increase in our operating income, lower net interest expenses recorded in 2007 compared to 2006 and the results in the "other expenses" line as mentioned above. Earnings per share (EPS) were Ps. 3.74 (US$ 3.42 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

Balance Sheet

As of December 31, 2007, we had a cash balance of Ps. 7,542 million, an increase of Ps. 2,468 million, compared to December 31, 2006, resulting from internal cash generation.

Total short-term debt was Ps. 4,814 million, and long-term debt was Ps. 14,102 million. Net debt decreased approximately Ps. 3,770 million compared to year end 2006, mainly as a result of internal cash generation. Our debt reduction figures were achieved notwithstanding our Ps. 2,198 million investment in acquiring Jugos del Valle, net of reimbursements received from other Coca-Cola bottlers as part of this acquisition in Mexico as of December 31, 2007.

In March 2007, we successfully issued Ps. 3,000 million in 5 year "Certificados Bursátiles" at a rate of 28-day TIIE minus 6 basis points. A portion of the proceeds from this issuance was used to refinance the maturity of our KOF 03 "Certificado Bursátil" in April 2007.

The weighted average cost of debt for the year was 7.95%. The following charts sets forth our debt profile by currency and interest rate type as of December 31, 2007:

Currency	% Total Debt[1]	% Interest Rate Floating[1]
U.S. dollars	46.6%	54.3%
Mexican pesos	48.5%	19.5%
Venezuelan bolivares	2.3%	0.0%
Argentine pesos	2.6%	0.0%

[1] After giving effect to cross-currency and interest rate swaps.

Consolidated Results of Operations by Geographic Segment.

México

Total Revenues. Total revenues were Ps. 32,550 million in 2007, compared to Ps. 31,540 million in 2006, an increase of 3.2%, driven by 3.7% total volume growth, which more than compensated for lower average price per unit case. Average price per unit case was Ps. 29.18 in 2007, a decrease of 0.6% compared to Ps. 29.36 in 2006. Excluding bulk water under the brand *Ciel*, our average price per unit case was Ps. 34.24 during 2007, a 1.2% increase as compared to 2006.

Total sales volume reached 1,110.4 million unit cases in 2007, an increase of 3.7% compared to 2006, driven by (i) 2.1% sales volume growth of the sparkling beverages, accounting for almost 45% of the incremental volumes for the year, (ii) sales volume growth in bulk water and (iii) incremental volumes of bottled water in single serve presentations.. Sparkling beverages volume growth was mainly driven by incremental volumes of brand Coca-Cola, including the recent introduction of *Coca-Cola Zero*.

Income from Operations. Gross profit reached Ps. 17,013 million, representing a gross margin of 52.3% in 2006, a decrease of 70 basis points as compared to 2006, mainly resulting from an increase in the average cost per unit case driven by higher sweetener cost, which was partially offset by a decline in resin prices.

Our operating income decreased 0.9% in 2007 to Ps. 6,569 million, resulting in a 20.2% operating margin compared to a 21.0% in 2006, as a result of lower gross profit combined with increases in marketing expenses.

Central America

Total Revenues. Total revenues were Ps. 4,808 million in 2007, an increase of 5.5% as compared to 2006, driven by incremental sales volume. Average price per unit case decreased 1.0% in real terms to Ps. 37.40, as a result of strong volume growth in multi-serve presentations, which carry a lower average price per unit case.

Total sales volume was 128.1 million unit cases in 2007, a 6.5% growth as compared to the previous year as a result of strong volume increases in Costa Rica and Panama, which together accounted for almost 80% of the incremental sales volume. Sparkling beverage volume increased 5.1% in the year, contributing to over 70% of our growth in the region, and still beverages[10] excluding bottling water accounted for the majority of the balance due to strong growth of *Hi-C*, a juice based product line, and *Powerade*, an isotonic beverage.

Income from Operations. Gross profit totaled Ps. 2,248 million in 2007, an increase of 6.5% as compared to 2006, mainly driven by higher revenues. Lower costs driven by the appreciation of local currencies as applied to the U.S. dollar-denominated raw materials combined with light-weighting PET[11] initiatives, resulted in a gross margin increase of 50 basis points to 46.8% in 2007.

Our operating income increased 11.5% to Ps. 715 million in 2007, as compared to 2006, driven by higher fixed cost absorption. Our operating margin reached 14.9% in 2007, expanding 80 basis points as compared to 2006.

Colombia

Total Revenues. Total revenues reached Ps. 6,933 million in 2007, an increase of 7.3% as compared to 2006. Over 45% of revenue growth was driven by incremental volume, and higher average price per unit case represented the balance. Average price per unit case reached Ps. 35.05 for 2007, compared to Ps. 33.83 in 2006, recording an increase of 3.6% as a result of price increases implemented during the year.

Total sales volume was 197.8 million unit cases in 2007, an increase of 3.6% as compared to 2006, mainly driven by 4.0% volume growth in brand *Coca-Cola* combined with 4.4% growth of bottled water volumes in 2007 as compared to 2006.

Income from Operations. Gross profit totaled Ps. 3,418 million in 2007, an increase of 19.4% as compared to 2006. The 10% appreciation of the Colombian peso as applied to our U.S. dollar denominated raw materials combined with lower sweetener costs and operating efficiencies, resulted in a gross margin expansion of 500 basis points from 44.3% in 2006 to 49.3% in 2007.

Operating income totaled Ps. 1,242 million, an increase of 39.1%, reaching an operating margin of 17.9%, a margin improvement of 410 basis points as compared to 2006, driven by higher gross profit which compensated for higher operating expenses.

Venezuela

Total Revenues. Total revenues increased by 22.4% to Ps. 9,785 million in 2007, as compared to Ps. 7,993 million in 2006. Over 60% of revenue growth was driven by incremental volume, and higher average price per unit case, driven by a favorable product and packaging mix shift, represented the balance. Our average price per unit case reached Ps. 46.74 in 2007.

During 2007, our sales volume grew 14.5% as compared to 2006, reaching 209.0 million unit cases. Sparkling beverages volumes increased 18.1%, mainly driven by volume growth in the brand *Coca-Cola*. Growth in the sparkling beverage segment more than offset a decline in bottled water sales volume.

Income from Operations. Gross profit reached Ps. 4,002 million, an increase of 32.0% in 2007, as compared to 2006. Higher revenues combined with lower PET costs improved our gross margin by 300 basis points from 37.9% in 2006 to 40.9% in 2007.

Operating income reached Ps. 572 million in 2007. Higher revenues combined with lower costs of raw material resulted in an operating margin increase of 320 basis points from 2.6% in 2006 to 5.8% in 2007, which continues to be the lowest operating margin among our territories.

Argentina

Total Revenues. Total revenues reached Ps. 4,034 million, a 16.7% increase as compared to 2006. Over 55% of revenue growth was driven by incremental volume growth, and higher average price per unit case, driven by a favorable product and packaging mix shift, represented the balance. Average price per unit case reached Ps. 22.11 in the fourth quarter of 2007, which continues to be the lowest among our territories.

Total sales volume reached 179.4 million unit cases in 2007, an increase of 8.8% over 2006. In 2007, volume growth came from our core[12] and premium[13] brands, which more than offset the volume decline of our value protection brands, which decreased from 12.1% of total volume in 2006 to 9.2% in 2007. The *Coca-Cola* brand accounted for over 80% of our incremental volumes in the year, driven by the introduction of *Coca-Cola Zero*. Still beverages, excluding bottled water, posted a volume growth over 40%, driven by incremental volume growth in the juice-based and flavored water products under the *Cepita* brand.

Income from Operations. Gross profit totaled Ps. 1,599 million in 2007, an increase of 17.4% as compared to the previous year. Increases in labor costs and higher sweetener costs were offset by higher fixed-cost absorption due to higher revenues, resulting in a gross margin increase of 20 basis points, reaching 39.6% in 2007 compared with a 39.4% gross margin in 2006.

Operating expenses increased 20.3% in 2007 as compared to 2006, mainly due to higher freight costs and salaries. Higher revenues offset incremental expenses, resulting in an increase in operating income of 11.3% to Ps. 492 million in 2007, as compared to the previous year. Our operating income margin reached 12.2% in 2007.

Brazil

Net Revenues. Net revenues reached Ps. 11,112 million in 2007, an increase of 11.2% as compared to 2006. Excluding beer, net revenues increased 12.0% to Ps. 10,358 million in 2007, as compared to the same period of 2006. Volume growth accounted for more than 95% of the incremental net revenues excluding beer. Excluding beer, average price per unit case increased 1.5% to Ps. 34.89 during 2007, driven by a product mix shift towards core brands, which carry higher average prices per unit case. Total revenues from beer were Ps. 782 million in 2007.

Total sales volume excluding beer increased 10.2% to 296.1 million unit cases in 2007. The majority of this growth came from our sparkling beverages, which contributed to over 90% of our incremental volumes, with still beverage growth representing the balance. Sparkling beverages posted a 10.3% growth in 2007, driven by the brand *Coca-Cola* in multi-serve presentations and the introduction of *Coca-Cola Zero*. Still beverages, excluding bottled water, grew more than 65% for the year, driven by strong performance of *Aquarius Still*, the no-calorie flavored bottled water.

Income from Operations. Gross profit totaled Ps. 5,090 million in 2007, an increase of 20.3% as compared to 2006. Lower average cost per unit case, resulting from (i) lower PET bottle costs, (ii) lower sugar costs and (iii) the appreciation of the Brazilian Real as applied to our U.S. dollar-denominated raw materials, contributed to a gross margin improvement of 350 basis points to 45.7% for 2007.

Operating income increased 28.8%, reaching Ps. 1,857 million in 2007, as compared to Ps. 1,442 million in 2006. Our operating margin was 16.7% in 2007, an increase of 230 basis points as compared to 2006, due to an expansion in gross margin that more than compensated for (i) expenses related to projects intended to improve go-to-market execution and the distribution network (ii) incremental marketing expenses partially associated with the introduction of *Coca-Cola Zero* and other sparkling beverages and (iii) an increase in sales force due to our initiative to strengthen our presence and execution in certain retail segments.

---

[9] Sparkling Beverages – Beverages previously referred to as carbonated soft drinks.
[10] Still Beverages – Beverages previously referred to as non-carbonated beverages.
[11] PET – Polyethylene Terephtalate
[12] Core – Sparkling beverages such as *Coca-Cola, Fanta, Sprite, Lift, Fresca* and other strong flavored sparkling beverage brands in some of our operations.
[13] Premium- Comprised in it's majority by Light products which carry a higher average price per unit case.

Corporate Governance.

Coca-Cola FEMSA prides itself on its standards of corporate governance and the quality of its disclosures. We are among the leaders in compliance of the Best Corporate Practices Code established by the Mexican Entrepreneurial Counsel. In our new operations, we have applied the same strict standards and will continue to do so. We believe that the independence of our directors provides an invaluable contribution to the decision-making process in our corporation and to shareholder value protection.

On our website, www.coca-colafemsa.com, we maintain a list of the significant ways in which our corporate governance practices ruled under Mexican regulations differ from those followed by US companies under New York Stock Exchange listing standards.

Environmental statement.

Coca-Cola FEMSA is dedicated to the principles of sustainable development. While the Company's environmental impact is small, Coca-Cola FEMSA is committed to managing that impact in a positive manner. Compliance, waste minimization, pollution prevention and continuous improvement are hallmarks of the Company's environmental management system. The Company has achieved significant progress in areas such as recovery and recycling, water and energy conservation and wastewater quality. These efforts simultaneously help Coca-Cola FEMSA to protect the environment and to advance its business.

Management's responsibility for internal control.

The management of Coca-Cola FEMSA is responsible for the preparation and integrity of the accompanying consolidated financial statements and for maintaining a system of internal control. These checks and balances serve to provide reasonable assurance to shareholders, to the financial community, and to other interested parties that transactions are executed in accordance with management authorization, that accounting records are reliable as a basis for the preparation of the consolidated financial statements, and that assets are safeguarded against loss from unauthorized use or disposition.

In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system is based on an organizational structure that efficiently delegates responsibilities and ensures the selection and training of qualified personnel. In addition, it includes policies, which are communicated to all personnel through appropriate channels. This system of internal control is supported by an ongoing internal audit function that reports its findings to management throughout the year. Management believes that to date, the internal control system of the Company has provided reasonable assurance that material errors or irregularities have been prevented or detected and corrected within a timely period.



audit committee annual report

To the Board of Directors Coca-Cola FEMSA, S.A.B. de C.V.:

In compliance with the provisions of Articles 42 and 43 of the Stock Exchange Market Law (Ley del Mercado de Valores) and the Charter of the Audits Committee, we do hereby inform you about the activities we performed during the year ending on December 31, 2007. In performing our work, we kept in mind the recommendations established in the Code of Corporate Best Practices and the provisions set forth in the Sarbanes - Oxley Law, considering our Company is listed in the U.S. Stock Exchange Market. We met at least quarterly and, based on a work program, we carried out the activities described below:

INTERNAL CONTROL

We made sure that Management, in compliance with its responsibilities regarding internal control, established the general guidelines and the processes necessary for their application and compliance. Additionally, we followed up on the comments and remarks made in this regard by External Auditors as a result of their findings.

We validated the actions taken by the Company in order to comply with section 404 of the Sarbanes - Oaxley Law regarding the self-assessment of internal control performed by the Company and to be reported for year 2007. Throughout this process, we followed up on the preventive and corrective measures implemented for any internal control aspects requiring improvement.

EXTERNAL AUDITING

We recommended the Board of Directors to hire external auditors for the Company and its subsidiaries for the fiscal year 2007. For this purpose, we verified their independence and their compliance with the requirements of personnel turnover dictated by the applicable Law. Jointly, we analyzed their approach and work program as well as their coordination with the Internal Audit area.

We remained in constant and direct communication in order to keep abreast of their progress and their remarks, and also to note the comments arising from their review of quarterly and annual financial statements. We were timely informed on their conclusions and reports regarding annual financial statements and followed up on the committed actions implemented resulting from the findings and recommendations provided during their work program.

We authorized the fees paid to external auditors for their audit and other allowed services, and made sure such services would not compromise their independence from the Company.

Taking into account Management views, we carried out an assessment of their services for the previous year and initiated the evaluation process corresponding to the fiscal year 2007.

INTERNAL AUDITING

In order to maintain independence and objectiveness, the Internal Audit area reports functionally to the Audit Committee. Therefore:

We reviewed and approved, in due time, their annual activity program and budget.

We received periodical reports regarding the progress of the approved work program, the departures from it they may have had and the causes thereof.

We followed up on the remarks and suggestions they issued and their proper implementation.

We made sure an annual training plan was implemented.

We reviewed the evaluations of the Internal Audit service done by the business units' responsibles and the Audit Committee.

The Internal Audit area also took part in the process of identifying risks, establishing controls and testing them, so as to comply with the requirements of Sarbanes – Oxley Law.

FINANCIAL INFORMATION, ACCOUNTING POLICIES AND REPORTS TO THIRD PARTIES

We went over corporate quarterly and annual financial statements with the individuals responsible for their preparation and recommended the Board of Directors to approve them and authorize their publication. As a part of this process, we took into account the opinions and remarks from external auditors and made sure the criteria, accounting policies and information used by Management to prepare financial information were all adequate and sufficient and that they were applied consistently with the previous year. As a consequence, the information submitted by Management does reasonably reflect the Company's financial situation, its operating results and the changes in its financial situation for the year ending on December 31, 2007.

Our review also included the quarterly reports prepared by Management to be submitted to shareholders and broad public, as well as any other financial information required by Mexican and United States of America regulations. We made sure such information was prepared through use of the same accounting criteria used to prepare annual information. As a conclusion, we recommend the Board to authorize the publication thereof.

We approved the inclusion of new accounting procedures issued by the entities in charge of Mexican accounting standards that came into force in 2007, into corporate accounting policies.

COMPLIANCE WITH STANDARDS, LEGAL ISSUES AND CONTINGENCIES

We do hereby confirm the existence and reliability of the Company-established controls to ensure compliance with the various legal provisions applicable to the Company. We verified they were properly disclosed in financial information.

We made a periodical review of the various fiscal, legal and labor contingencies occurring in the Company: We oversaw the efficiency of the procedures established for their identification and follow-up, as well as their adequate disclosure and recording.

CODE OF CONDUCT

With the support from Internal Auditing, we verified personnel's compliance of the Business Code of Ethics that is currently in force within the Company, as well as the application of sanctions in those cases where violations were detected.

We went over the complaints recorded in the Company's Whistle-Blowing System and followed up on their correct and timely handling.

ADMINISTRATIVE ACTIVITIES

We held regular Committee meetings with Management to stay informed of the running of the Company and of any relevant or unusual activities and events. We also met with external and internal auditors, without Management members' attendance, to comment on the way they were doing their work, the constraints they might have met and to facilitate any private communication they might wish to have with the Committee.

In those cases we deemed it advisable, we requested the support and opinion from independent experts. We did not know of any significant non-compliance with operating policies, internal control system or accounting recording policies.

We held executive meetings that were solely attended by Committee members. In the course of such meetings, agreements and recommendations for Management were established.

The Audit Committee Chairman submitted quarterly reports to the Board of Directors, on the activities carried out.

The work performed was duly documented in the minutes prepared for each meeting. Such minutes were properly reviewed and approved by Committee members.

We carried out our annual performance self-assessment and submitted the results to the Chairman of the Board of Directors.

Sincerely,

February 15, 2008

Chairman of the Audit Committee



independent auditors' report

Deloitte.

To the Board of Directors and Stockholders of Coca-Cola FEMSA, S.A.B. de C.V.

We have audited the accompanying consolidated balance sheets of Coca-Cola FEMSA, S.A.B. de C.V. (a Mexican corporation) and subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2007, all expressed in millions of Mexican pesos of purchasing power as of December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Coca-Cola FEMSA, S.A.B. de C.V. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations, changes in their stockholders' equity and changes in their financial position for each of the three years in the period ended December 31, 2007, in conformity with Mexican Financial Reporting Standards.

Mexican Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income for each of the three years in the period ended December 31, 2007, and the determination of stockholders' equity as of December 31, 2007 and 2006, to the extent summarized in Note 27.

As disclosed in Note 26 i) to the accompanying consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)", effective December 31, 2006.

Our audit also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers in the United States of America.

Galaz, Yamazaki, Ruiz Urquiza, S. C.
Member of Deloitte Touche Tohmatsu

C.P.C. Jorge Alamillo Sotomayor
Mexico City, Mexico
February 20, 2008

consolidated balance sheets

At December 31, 2007 and 2006.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007.

	2007		2006
ASSETS			
Current Assets:			
Cash and cash equivalents	$ 691	Ps. 7,542	Ps. 5,074
Accounts receivable, net	431	4,706	3,053
Inventories, net	313	3,418	3,100
Recoverable taxes	41	450	632
Investments in shares available for sale	63	684	-
Other current assets	60	658	645
Total current assets	1,599	17,458	12,504
Investments in shares	135	1,476	448
Property, plant and equipment	2,008	21,923	21,798
Intangible assets, net	3,890	42,458	41,064
Other assets, net	239	2,608	2,572
Deferred income tax asset	115	1,255	2,041
TOTAL ASSETS	**$ 7,986**	**Ps. 87,178**	**Ps. 80,427**

	2007		2006
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities:			
Bank loans and notes payable	$ 97	Ps. 1,062	Ps. 1,239
Interest payable	25	274	281
Current portion of long-term debt	344	3,752	2,180
Suppliers	559	6,100	5,766
Accrued taxes	170	1,861	1,122
Accounts payable	244	2,658	2,044
Accrued expenses and other current liabilities	45	490	691
Total current liabilities	1,484	16,197	13,323
Long-Term Liabilities:			
Bank loans and notes payable	1,292	14,102	16,799
Deferred income tax liability	136	1,480	1,659
Labor liabilities	91	993	925
Contingencies and other liabilities	332	3,625	3,266
Total long-term liabilities	1,851	20,200	22,649
Total liabilities	3,335	36,397	35,972
Stockholders' Equity:			
Minority interest in consolidated subsidiaries	150	1,641	1,475
Majority interest:			
Capital stock	285	3,116	3,116
Additional paid-in capital	1,221	13,333	13,333
Retained earnings from prior years	2,558	27,930	23,469
Net income	633	6,908	5,292
Cumulative other comprehensive loss	(196)	(2,147)	(2,230)
Majority interest	4,501	49,140	42,980
Total stockholders' equity	4,651	50,781	44,455
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 7,986**	**Ps. 87,178**	**Ps. 80,427**

Carlos Salazar Lomelín
Chief Executive Officer

Héctor Treviño Gutiérrez
Chief Financial Officer

The accompanying notes are an integral part of these consolidated balance sheets.
February 20, 2008.

consolidated income statements

For the years ended December 31, 2007, 2006 and 2005.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007, except data per share

	2007		2006	2005
Net sales	$ 6,318	Ps. 68,969	Ps. 63,820	Ps. 59,181
Other operating revenues	26	282	226	461
Total revenues	6,344	69,251	64,046	59,642
Cost of sales	3,287	35,881	33,745	30,558
Gross profit	3,057	33,370	30,301	29,084
Operating expenses:				
Administrative	343	3,749	3,540	3,348
Selling	1,665	18,174	16,510	15,763
	2,008	21,923	20,050	19,111
Income from operations	1,049	11,447	10,251	9,973
Other expenses, net	64	702	1,046	705
Integral result of financing:				
Interest expense	196	2,139	2,252	2,757
Interest income	(56)	(613)	(383)	(378)
Foreign exchange (gain) loss, net	(9)	(99)	237	(12)
Gain on monetary position	(92)	(1,007)	(1,071)	(850)
Market value (gain) loss on ineffective portion of derivative financial instruments	(10)	(114)	118	55
	29	306	1,153	1,572
Net income before income taxes	956	10,439	8,052	7,696
Income taxes	305	3,336	2,555	2,698
Income before cumulative effect of change in accounting principle	651	7,103	5,497	4,998
Cumulative effect of change in accounting principle, net of taxes	–	–	–	24
Consolidated net income	$ 651	Ps. 7,103	Ps. 5,497	Ps. 5,022
Net majority income	633	6,908	5,292	4,895
Net minority income	18	195	205	127
Consolidated net income	$ 651	Ps. 7,103	Ps. 5,497	Ps. 5,022
Net majority income (U.S. dollars and constant Mexican pesos) per share:				
Before change in accounting principle	$ 0.34	Ps. 3.74	Ps. 2.86	Ps. 2.65
Cumulative effect change in accounting principle	–	–	–	0.01
Net majority income	**$ 0.34**	**Ps. 3.74**	**Ps. 2.86**	**Ps. 2.66**

The accompanying notes are an integral part of these consolidated income statements



consolidated statements of changes in financial position

For the years ended December 31, 2007, 2006 and 2005.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007.

	2007	2007	2006	2005
Resources Generated by (Used in) Operating Activities:				
Consolidated net income	$ 651	Ps. 7,103	Ps. 5,497	Ps. 5,022
Depreciation	151	1,645	1,656	1,547
Amortization and other non-cash charges	154	1,688	2,242	1,554
	956	10,436	9,395	8,123
Working capital:				
Accounts receivable	(151)	(1,653)	25	(390)
Inventories	(62)	(677)	(576)	(9)
Recoverable taxes and other current assets	15	169	(165)	69
Investments in shares available for sale	(63)	(684)	-	-
Suppliers	31	334	306	348
Accounts payable and other current liabilities	105	1,145	462	(690)
Labor liabilities	(9)	(109)	(96)	(59)
Net resources generated by operating activities	822	8,961	9,351	7,392
Resources Used in Investing Activities:				
Property, plant and equipment, net	(263)	(2,872)	(2,266)	(1,759)
Investment in shares	(98)	(1,070)	(490)	(52)
Other assets, net	(74)	(810)	(597)	(757)
Net resources used in investing activities	(435)	(4,752)	(3,353)	(2,568)
Resources Generated by (Used in) Financing Activities:				
Bank loans paid during the year, net	(30)	(328)	(893)	(4,857)
Amortization in real terms of long-term liabilities	(89)	(974)	(843)	(1,274)
Other liabilities	57	633	(821)	43
Dividends declared and paid	(76)	(831)	(743)	(687)
Cumulative translation adjustment	(22)	(241)	(212)	25
Net resources used in financing activities	(160)	(1,741)	(3,512)	(6,750)
Cash and cash equivalents:				
Net increase (decrease)	227	2,468	2,486	(1,926)
Initial balance	464	5,074	2,588	4,514
Ending balance	**$ 691**	**Ps. 7,542**	**Ps. 5,074**	**Ps. 2,588**

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

consolidated statements of changes in stockholders' equity

For the years ended December 31, 2007, 2006 and 2005.
Amounts expressed in millions of constant Mexican pesos (Ps.) as of December 31, 2007.

	Capital Stock	Additional Paid-in Capital	Retained Earnings from Prior Years
Balances at January 1, 2005	Ps. 3,116	Ps. 13,333	Ps. 13,570
Transfer of prior year net income	-	-	6,434
Dividends declared and paid	-	-	(687)
Comprehensive income	-	-	-
Balances at December 31, 2005	3,116	13,333	19,317
Transfer of prior year net income	-	-	4,895
Dividends declared and paid	-	-	(743)
Comprehensive income	-	-	-
Balances at December 31, 2006	3,116	13,333	23,469
Transfer of prior year net income	-	-	5,292
Dividends declared and paid	-	-	(831)
Comprehensive income	-	-	-
Balances at December 31, 2007	**Ps. 3,116**	**Ps. 13,333**	**Ps. 27,930**

The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

Net Income	Cumulative Other Comprehensive Loss	Majority Interest	Minority Interest in Consolidated Subsidiaries	Total Stockholders' Equity
Ps. 6,434	Ps. (1,996)	Ps. 34,457	Ps. 1,053	Ps. 35,510
(6,434)	–	–	–	–
–	–	(687)	–	(687)
4,895	(635)	4,260	246	4,506
4,895	(2,631)	38,030	1,299	39,329
(4,895)	–	–	–	–
–	–	(743)	–	(743)
5,292	401	5,693	176	5,869
5,292	(2,230)	42,980	1,475	44,455
(5,292)	–	–	–	–
–	–	(831)	–	(831)
6,908	83	6,991	166	7,157
Ps. 6,908	**Ps. (2,147)**	**Ps. 49,140**	**Ps. 1,641**	**Ps. 50,781**

notes to the consolidated financial statements

For the years ended December 31, 2007, 2006 and 2005.
Amounts expressed in millions of U.S. dollars ($) and in millions of constant Mexican pesos (Ps.) as of December 31, 2007.

Note 1. Activities of the Company.

Coca-Cola FEMSA, S.A.B. de C.V. ("Coca-Cola FEMSA") is a Mexican corporation, whose main activity is the acquisition, holding and transferring all of types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is indirectly owned by Fomento Económico Mexicano, S.A.B. de C.V. ("FEMSA") (53.7% of its capital stock, 63% of its voting shares), and The Coca-Cola Company ("TCCC") which indirectly owns 31.6% of its capital stock (37% of the voting shares). The remaining 14.7% of Coca-Cola FEMSA's shares trade on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV:KOFL) and the New York Stock Exchange, Inc. (NYSE:KOF).

On November 6, 2006, Coca-Cola FEMSA announced the conclusion of the acquisition on the part of FEMSA, through its subsidiary Compañía Internacional de Bebidas S.A. de C.V., of 148,000,000 Series "D" shares of Coca-Cola FEMSA from certain subsidiaries of TCCC that represent 8.02% of Coca-Cola FEMSA's capital stock, at a cost of 2.888 dollars per share, for a total of $427.4. The purchase of these shares was completed on November 3, 2006, in compliance with the agreement between FEMSA and TCCC related to the acquisition of Panamerican Beverages, Inc. ("Panamco") by Coca-Cola FEMSA in 2003. After this transaction, the capital stock of Coca-Cola FEMSA is held as mentioned above. This transaction does not represent any change in the control or management of Coca-Cola FEMSA.

Coca-Cola FEMSA and its subsidiaries (the "Company"), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trade beverages in Mexico, Central America (Guatemala, Nicaragua, Costa Rica and Panama), Colombia, Venezuela, Brazil and Argentina.

Note 2. Basis of Presentation.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those companies in which it directly or indirectly owns a majority of the outstanding voting capital stock and/or exercises control. All inter-company account balances and transactions have been eliminated in such consolidation.

The consolidated financial statements of the Company are prepared in accordance with "Normas de Información Financiera" or "NIF" (Mexican Financial Reporting Standards or "Mexican FRS"), which differ in certain significant respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"), as further explained in Note 26. A reconciliation from Mexican FRS to U.S. GAAP is included in Note 27.

The consolidated financial statements are stated in millions of constant Mexican pesos ("Ps."). The translation of Mexican pesos into U.S. dollars ("$") is included solely for the convenience of the reader, using the noon buying rate exchange rate published by Bank of New York of 10.9169 Mexican pesos per U.S. dollar as of December 31, 2007.

On January 1, 2007, NIF B-3, "Estado de Resultados" (Income Statement), went into effect. NIF B-3 establishes general standards for presenting and structuring the statement of income, minimum content requirements and general disclosure standards. Additionally, statutory employee profit sharing ("PTU") should be presented within other expenses pursuant to Mexican FRS Interpretation ("INIF") No. 4. The PTU reclassified to other expenses amounted to Ps. 300, Ps. 300 and Ps. 307 for the years ended December 31, 2007, 2006 and 2005, respectively (see Note 18).

The results of the operations acquired by Coca-Cola FEMSA are included in the consolidated financial statements since the date of acquisition.

On February 20, 2008, the Board of Directors of Coca-Cola FEMSA, unanimously approved the consolidated financial statements and the accompanying notes, as of and for the year ended December 31, 2007.

Note 3. Foreign Subsidiary Incorporation.

The accounting records of foreign subsidiaries are maintained in local currency and in accordance with local accounting principles of each country. For incorporation into the Coca-Cola FEMSA consolidated financial statements, each foreign subsidiary's individual financial statements are adjusted to Mexican FRS and restated to the purchasing power of the local currency applying inflation factors of the country of origin and are subsequently translated into Mexican pesos using the year-end exchange rate.

The variation in the net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders' equity as part of cumulative other comprehensive loss.

The monetary position result and exchange gain or loss generated by foreign subsidiaries associated with the financing of intercompany foreign currency denominated balances, or on advances from foreign susidiaries, recorded in the cumulative translation adjustment in stockholders' equity as part of cumulative other comprehensive loss are considered to be long-term investments, or advances on dividends, since settlement is not planned or anticipated in the foreseeable future.

Note 4. Significant Accounting Policies.

The Company's accounting policies are in accordance with Mexican FRS, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements. The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation:
The recognition of the effects of inflation in the financial information consists of:

- Restating non-monetary assets such as inventories, fixed assets, other assets and intangibles, including related costs and expenses when such assets are consumed or depreciated;
- Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income generated, through the use of the appropriate inflation factors;
- Including in stockholders' equity the cumulative effect of holding non-monetary assets, which is the net difference between changes in the replacement cost of non-monetary assets and adjustments based upon the inflation factors; and
- Including in the integral result of financing the purchasing power gain or loss from holding monetary items.

The Company restates its consolidated financial statements in currency of constant purchasing power by applying inflation factors of the country of origin and the exchange rate in effect at the date of the most recent consolidated balance sheet presented.

b) Cash and Cash Equivalents:
Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with brokerage houses valued at the listed market prices with original maturities of three months or less. As of December 31, 2007 and 2006 cash equivalents amounted to Ps. 5,864 and Ps. 4,037, respectively.

c) Inventories and Cost of Sales:
The value of inventories is adjusted to replacement cost, without exceeding net realizable value. Advances to suppliers to purchase raw materials are included in the inventory account and are restated by applying inflation factors, considering their average age.

Cost of sales is determined based on replacement cost at the time of sale. Cost of sales includes expenses related to raw materials used in the production process, labor (wages and other benefits), depreciation of production facilities and equipment and other costs including fuel, electricity, breakage of returnable bottles in the production process, equipment maintenance, inspection and inter and intra-plant transfer costs.

d) Investment in Shares Available for Sale:
The investment in shares available for sale represents a portion of the investment in shares of Administración, S.A.P.I. de C.V., (parent company of Jugos del Valle, S.A.B. de C.V. ("Jugos del Valle")), which is available for sale in accordance with an agreement with the Mexican Coca-Cola bottlers and TCCC (see Note 5). Advances received on the sale of these shares have been netted against the investment.

e) Other Current Assets:
Other current assets are comprised of payments for services that will be received over the next 12 months; restricted cash and the fair market value of derivative financial instruments with maturity dates of less than one year (see Note 4 s).

Prepaid expenses are recorded at historical cost and are recognized in the income statement when the services or benefits are received. Prepaid expenses principally consist of advertising, promotional, leasing and insurance expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in results of operations the first time the advertising is transmitted.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. These costs are recorded as prepaid expenses and amortized over the period during which they are estimated to increase sales of the related products or container presentations to normal operating levels, which is generally no longer than one year.

As of December 31, 2007, the Company has restricted cash classified as other current assets of Ps. 224, denominated in Venezuelan bolivars and Ps.14, denominated in Brazilian reals, pledged principally as collateral of accounts payable to suppliers. These amounts are classified in other current assets due to their short-term nature. As of December 31, 2006, the Company had restricted cash of Ps. 298 denominated in Venezuelan bolivars and Ps. 8, denominated in Brazilian reals.

f) Investments in Shares:
Investments in shares of associated companies where the Company exercises significant influence are initially recorded at their acquisition cost and subsequently accounted for using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at acquisition cost and are adjusted to market value, if they have an observable market value, or based upon the inflation factors of the country of origin.

g) Property, Plant and Equipment:
Property, plant and equipment are initially recorded at their cost of acquisition and/or construction. Property, plant and equipment of domestic origin are restated by applying inflation factors. Imported equipment is restated by applying inflation factors of the country of origin and then translated at the year-end exchange rate. Routine maintenance and repair costs are expensed as incurred.

Depreciation is computed using the straight-line method, based on the value of the restated assets. The Company estimates depreciation rates, considering the estimated remaining useful lives of the assets.

On January 1, 2007, NIF D-6, "Capitalization of the Integral result of Financing", went into effect. This standard establishes that the integral result of financing generated by borrowings obtained to finance investment projects must be capitalized as part of the cost of long-term assets, when certain conditions are met, and amortized over the estimated useful life of the related asset. As of the end of December 31, 2007, there is no effect on the Company's consolidated balance or consolidated income statement as a result of the adoption of NIF D-6.

Beginning January 2006, Mexico, Venezuela and Argentina, which were the only operations using salvage values, discontinued consideration of the salvage values of property, plant and equipment when calculating depreciation, and Mexico and Venezuela prospectively extended the useful lives of their machinery and equipment by one or two years effective as of such date. As compared to 2005, the net effect of the above mentioned changes represented additional depreciation expense of Ps. 42 in 2007 and 2006.

The estimated useful lives of the Company's principal assets are as follows:

	Years
Buildings and construction	40-50
Machinery and equipment and strategic spare parts	10-20
Distribution equipment	7-15
Other equipment	3-10

h) Returnable Bottles and Cases:
Returnable bottles and cases are recorded at acquisition cost and restated by applying inflation factors. The Company classifies them as property, plant and equipment.

There are two types of returnable bottles and cases:

- Those that are in the Company's control in its facilities or under a loan agreement with customers, which are referred to as bottles and cases in plant and distribution centers; and
- Those that have been placed in the hands of customers, which are referred to as bottles and cases in the market.

For financial reporting purposes, breakage of returnable bottles and cases in plant and distribution centers is recorded as an expense as it is incurred. For the years ended December 31, 2007, 2006 and 2005, breakage expense amounted to Ps. 555, Ps. 560 and Ps. 631, respectively. Additionally, the Company records depreciation of returnable bottles and cases in plant and distribution centers based on an estimated useful life of approximately four years for returnable glass bottles and plastic cases, and 18 months for returnable plastic bottles. Depreciation is computed for tax purposes using the straight-line method at the applicable country rate.

The Company's returnable bottles and cases in the market and for which a deposit from customers has been received are presented net of such deposits, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives. The returnable bottles and cases for which no deposit has been received, which represent most of the bottles and cases placed in the market, are expensed when placed in the hands of customers.

i) Other Assets:
Other assets represent payments whose benefits will be received in future years and mainly consist of the following:

- Refrigeration equipment is recorded at cost, net of any participation by TCCC, and restated by applying inflation factors. Through 2005 refrigeration equipment was amortized based on a five-year useful life. In 2006, the Company began an analysis of the useful life of refrigeration equipment and changed the useful life in Mexico from 5 to 7 years. As of the end of December 31, 2007, the subsidiaries in Argentina, Brazil, Colombia, Costa Rica and Guatemala have changed the useful life of their refrigeration equipment from five to seven years, considering the maintenance and replacement plans for the equipment. The impact of the change in estimate from 2007 versus 2006 was a reduction of amortization expense of Ps. 43, and the impact from 2006 versus 2005 was a reduction of amortization expense of Ps. 132. The useful life of refrigeration equipment in Venezuela, Panama and Nicaragua remains at five years.
- Agreements with customers for the right to sell and promote the Company's products during certain periods of time. The majority of the agreements have a term of more than one year, and the related costs are amortized under the straight-line method over the term of the contract, with the amortization presented as a reduction of net sales. During the years ended December 31, 2007, 2006 and 2005, such amortization amounted to Ps. 289, Ps. 312 and Ps. 324, respectively. The cost of agreements with a term of less than one year is recorded as a reduction of net sales when incurred.
- Leasehold improvements, which are restated by applying inflation factors, are amortized using the straight-line method, over the shorter of the useful life of the assets or a term equivalent to the lease period.

j) Intangible Assets:
These assets represent payments whose benefits will be received in future years. The Company separates intangible assets between those with a finite useful life and those with an indefinite useful life, in accordance with the period over which the Company expects to receive the benefits.

Intangible assets with finite useful lives are amortized and mainly consist of information technology and management systems costs incurred during the development stage. Such amounts are restated applying inflation factors and are amortized using the straight-line method over four years. Expenses that do not fulfill the requirements for capitalization are expensed as incurred.

Intangible assets with indefinite useful lives are not amortized and are subject to annual impairment tests. The Company's intangible assets with indefinite useful lives mainly consist of the Company's rights to produce and distribute Coca-Cola trademark products in the territories acquired. These rights are contained in agreements that are the standard contracts that The Coca-Cola Company enters into with bottlers outside the United States of America for the sale of concentrates for certain Coca-Cola trademark beverages. The most significant bottler agreements have terms of 10 years. However, such agreements are automatically renewable, at not cost, for 10-year terms, subject to non-renewal by either party. Renewal of the agreements does not result in material modifications as all terms from the original agreement remain the same in the renewed agreement. Currently, no other legal, regulatory, competitive or economic factors exist which would prohibit renewal or limit the useful life of the intangible generated from the agreements. The Company intends to indefinitely receive benefits from the bottler agreements and has historically renewed all of its agreements. Accordingly, the Company believes that renewal is reasonably assured and has therefore considered the related intangible assets to be indefinite-lived assets.

These agreements are recorded in the functional currency of the subsidiary in which the investment was made and are restated by applying inflation factors of the country of origin using the exchange rate in effect at the date of the most recent balance sheet presented.

k) Impairment of Long-Lived Assets:
The Company reviews the carrying value of its long-lived assets for impairment and determines whether impairment exists, by comparing estimated discounted future cash flows to be generated by those assets with their carrying value.

For long-lived assets, such as property, plant and equipment and other assets, the Company tests for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable through their expected future cash flows.

For intangible assets, the Company tests for impairment on an annual basis and whenever certain circumstances indicate that the carrying amount of the reporting unit might exceed its implied fair value. Impairment charges regarding long-lived assets are recognized in other expenses.

l) Payments from The Coca-Cola Company:
The Coca-Cola Company participates in certain advertising and promotional programs as well as in The Company's refrigeration equipment investment program. The contributions received for advertising and promotional incentives are included as a reduction of selling expenses. The contributions received for the refrigeration equipment investment program are recorded as a reduction of the investment in refrigeration equipment. The contributions received were Ps. 1,582, Ps. 1,261 and Ps. 1,098 during the years ended December 31, 2007, 2006 and 2005, respectively.

m) Labor Liabilities:
Labor liabilities include obligations for pension and retirement plans, seniority premiums and severance indemnity liabilities, all based on actuarial calculations by independent actuaries, using the projected unit credit method.

Labor liabilities are considered to be non-monetary and are determined using long-term assumptions. The cost for the year of labor liabilities is charged to income from operations and unamortized prior service costs are recorded as expenses over the period during which the employees will receive the benefits of the plan.

Certain subsidiaries of the Company have established funds for the payment of pension benefits through irrevocable trusts with the employees named as beneficiaries.

n) Revenue Recognition:
Revenue is recognized upon delivery to the customer and the customer has taken ownership of the goods. Net sales reflect units delivered at list prices reduced by promotional allowances, discounts and the amortization of the agreements with customers to obtain the rights to sell and promote the products of the Company.

Revenues from the sale of private label brands in which the Company has a significant continuing involvement (i.e. will continue to produce and sell under the private label) are deferred and amortized against the related costs of future sales over the period of the sales arrangement.

o) Operating Expenses:
Administrative expenses include labor costs (salaries and other benefits) for employees not directly involved in the sale of the Company's products, professional service fees, depreciation of office facilities and amortization of capitalized information technology system implementation costs.

Selling expenses include:
- Distribution: labor costs (salaries and other benefits), outbound freight costs, warehousing costs of finished products, breakage for returnable bottles in the distribution process, depreciation and maintenance of trucks and other distribution facilities and equipment. For the years ended December 31, 2007, 2006 and 2005, these distribution costs amounted to Ps. 9,085, Ps. 8,494 and Ps.7,996, respectively;
- Sales: labor costs (salaries and other benefits) and sales commissions paid to sales personnel; and
- Marketing: labor costs (salaries and other benefits), promotions and advertising costs.

p) Other Expenses:
Other expenses include employee profit sharing, equity method in affiliated companies, gain or loss on sales of fixed assets, impairment of long-lived assets, some contingencies, severance payments for restructuring programs associated with an ongoing benefit arrangement and all other non recurrent expenses related to activities different than main activities of the Company and related to activities different than main activities of the Company and that are not part of the integral result of financing.

Employee profit sharing is applicable to Mexico and Venezuela. In Mexico, employee profit sharing is computed at the rate of 10% of the individual taxable income, except that depreciation of historical rather than restated values is used, foreign exchange gains and losses are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. In Venezuela, employee profit sharing is computed at a rate equivalent to 15% of after tax earnings and payments must to be at least 15 days of salary and up to a maximum of four months.

There are no significant non-recurring temporary differences between the accounting income for the year and the bases used for Mexican employee profit sharing. As a result, the Company has not recorded a provision for deferred employee profit sharing.

Severance indemnities resulting from a restructuring program and associated with an ongoing benefit arrangement are charged to expenses on the date when a decision to retire personnel under a formal program or for specific causes is taken. These severance payments are included in other expenses. During the years ended December 31, 2007, 2006 and 2005, these payments amounted to Ps. 53, Ps. 734 and Ps. 78, respectively.

q) Integral Result of Financing:
The integral result of financing includes:

- Interest: Interest income and expenses are recorded when earned or incurred, respectively;
- Foreign Exchange (Gain) Loss: Transactions in foreign currencies are recorded in local currencies using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted using the exchange rate in effect at the date of the most recent balance sheet presented, recording the resulting foreign exchange gain or loss directly in the income statement, except for any foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature or advances on dividends and the foreign exchange gain or loss from long-term assets financing; and
- Gain on Monetary Position: Represents the result of the effects of inflation on monetary items. The gain or loss on monetary position is computed by applying inflation factors of the country of origin to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of any foreign subsidiaries that are considered to be an economic hedge and the intercompany financing foreign currency denominated balances that are considered to be of a long-term investment nature or advances on dividends. The gain or loss on monetary position of foreign subsidiaries is translated into Mexican pesos using the year-end exchange rate; and
- Market Value (Gain) Loss on Ineffective Portion of Derivative Financial Instruments: Represents the net change in the fair value of the ineffective portion of derivative financial instruments defined as hedges that do not meet the hedging criteria for accounting purposes.

r) Income Taxes:
Income tax is charged to results as incurred as well as deferred income taxes. For purposes of recognizing the effects of deferred income taxes in the financial statements when there is more than one taxable basis within the same taxable jurisdiction, the Company utilizes both prospective and retrospective projections over the medium-term in order to determine income taxes. Deferred income tax assets and liabilities are recognized for temporary differences resulting from comparing the book and tax values of assets and liabilities plus any future benefits from tax loss carryforwards. Deferred income tax assets are reduced by any benefits for which there is uncertainty as to their realizability.

The balance of deferred taxes is comprised of monetary and non-monetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse, netting only those balances within the same tax jurisdiction.

The deferred tax provision to be included in the income statement is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, restated in currency of the current year, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account.

FEMSA has authorization from the Secretaria de Hacienda y Credito Publico (Secretary of Tax and Public Credit) in Mexico to prepare its income tax and tax on assets on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, including Coca-Cola FEMSA. The provisions for income taxes of the foreign countries have been determined on the basis of the taxable income of each individual company.

s) Derivative Financial Instruments:
On January 1, 2005, Bulletin C-10, "Instrumentos Financieros Derivados y Operaciones de Cobertura" (Derivative Financial Instruments and Hedging Activities) went into effect. Prior to Bulletin C-10, the Company's derivative financial instruments entered into for hedging purposes were valued using the same valuation criteria applied to the hedged asset or liability, and their fair value was disclosed in the notes to the financial statements. Additionally, derivative financial instruments entered into for purposes other than hedging were valued and recorded at fair value. The difference between the derivative financial instrument's initial value and fair value was previously recorded in the consolidated income statement.

The initial effect of adopting Bulletin C-10 resulted in the recognition of a net asset for derivative financial instruments of Ps. 227, with a corresponding increase of Ps. 68 in the deferred income tax liability; Ps. 24 of income was recorded in the consolidated income statement as a change in accounting principle, net of deferred taxes, and Ps. 135 was recorded in cumulative other comprehensive loss, net of deferred taxes.

The Company values and records all derivative financial instruments and hedging activities, including certain derivative financial instruments embedded in other contracts, in the balance sheet as either an asset or liability measured at fair value, considering quoted prices in recognized markets. If such instruments are not traded, fair value is determined by applying techniques based upon technical models supported by sufficient, reliable and verifiable data, recognized in the financial sector. Changes in the fair value of derivative financial instruments are recorded each year in current earnings or as a component of cumulative other comprehensive loss, based on the type of hedging instrument and the ineffectiveness of the hedge.

The Company designates its freestanding derivative financial instruments as cash flow hedges at the inception of the hedging relationship, when the transactions meet all hedging requirements. For cash flow hedges the effective portion is recognized temporarily in cumulative other comprehensive loss within stockholders' equity and subsequently reclassified to current earnings at the same time earnings are affected by the hedged item. When derivative financial instruments do not meet all of the accounting requirements for hedging purposes, the change in fair value is immediately recognized in net income. For fair value hedges, the changes in the fair value are recorded in the consolidated results in the period the change occurs.

The Company identifies embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value and adequate elements for its valuation exist, the embedded derivative is segregated from the host contract, stated at fair value and classified as trading or designated as a financial instrument for hedging. Changes in the fair value of the embedded derivatives at the closing of each period are recognized in current earnings.

t) Cumulative Other Comprehensive Loss:
The balances of the components of cumulative other comprehensive loss are as follows:

	2007	2006
Cumulative result of holding non-monetary assets	Ps. 42	Ps. (186)
Gain (loss) on cash flow hedges	10	(146)
Cumulative translation adjustment	(2,101)	(1,860)
Additional labor liability over unrecognized net transition obligation	(98)	(38)
	Ps. (2,147)	Ps. (2,230)

u) Provisions:
Provisions are recognized for obligations that result from a past event that will likely result in the use of economic resources and that can be reasonably estimated. Such provisions are recorded at net present values when the effect of the discount is significant.

v) Issuances of Subsidiary Stock:
The Company recognizes issuances of a subsidiary's stock as a capital transaction, in which the difference between the book value of the shares issued and the amount contributed by the minority interest holder or a third party is recorded as additional paid-in capital.

w) Events Occuring After the Date of the Financial Statements:
Beginning January 1, 2007, the Company adopted the provisions of NIF B-13 "Hechos Posteriores a la Fecha de los Estados Financieros" (Events Occurring After the Date of the Financial Statements), which requires that asset and liability restructurings and waivers by creditors of their right to demand payment in the event an entity defaults on contractual obligations that occur in the period between the date of the consolidated financial statements and the date of their issuance only be disclosed in a note to the consolidated financial statements and be recognized in the financial statements of the period in which such events actually take place. Through 2006, the effect was recognized retroactively when agreements or waivers were obtained in a subsequent period. Such disclosures did not have an impact on the Company's consolidated financial position or results of operations for the year ended December 31, 2007.

Note 5. Acquisitions.

i) Administracion, S.A.P.I. de C.V.
On November 8, 2007, Administracion, S.A.P.I. de C.V. ("Administracion"), a Mexican company owned directly or indirectly 50% by the Company and 50% by TCCC, acquired 58,350,908 shares, representing 100% of the shares of capital stock of Jugos del Valle, S.A.B. de C.V. ("Jugos del Valle"), for US$370 (Ps. 4,020), paid in cash, assuming liabilities of US$86 (Ps. 934). Jugos del Valle produces and sells fruit juices, beverages and other fruit derivatives. The Company is based in Mexico but markets its products internationally, particularly in Brazil and the United States of America.

Coca-Cola FEMSA and TCCC invited all Mexican Coca-Cola bottlers to participate in this transaction, and all of them except one signed irrevocable letters of intent to participate at a similar cost to that paid by Administracion. As a result, the amounts to be transferred to those bottlers have been recognized as investments in shares available for sale. As of December 31, 2007, Coca-Cola FEMSA has received advances of Ps. 800 from the bottlers for their corresponding share in Administracion, and such advances are presented net of the investments in shares available for sale. The Coca-Cola bottlers agreed to participate in this transaction and the Company expects to complete the sale of the shares during 2008.

ii) CICAN
On November 5, 2007, the Argentine subsidiary reached a definitive agreement to acquire all outstanding shares of Complejo Industrial Can, S.A. ("CICAN") in a transaction valued at Ps. 51. CICAN manufactures packaging for various brands of soft drinks.

The transaction has been approved by the boards of both companies. However, it is in the process to obtaining approvals of the National Competition Commission of the Republic of Argentina. The acquisition was accounted under the purchase method. An intangible asset with an indefinite life was recognized as a result of the acquisition.

As follows we present the condensed balance sheet of CICAN as of December 31, 2007:

Balance Sheet	
Total assets	Ps. 147
Total liabilities	Ps. 68
Total stockholders' equity	79
Total liabilities and stockholders' equity	Ps. 147

The condensed income statement of CICAN for the period from the date of the transaction through December 31, 2007 is as follows:

Income Statement	
Total revenues	Ps. 73
Income from operations	4
Income before taxes	4
Net income	4

Note 6. Accounts Receivable.

	2007	2006
Trade	Ps. 2,668	Ps. 2,558
Allowance for doubtful accounts	(152)	(145)
Notes receivable	192	110
The Coca-Cola Company	719	197
Travel advances to employees	19	13
Loans to employees	51	31
Insurance claims [1]	140	11
Administracion [2] (see Note 5)	523	-
Jugos del Valle	66	-
FEMSA and subsidiaries	336	162
Other related parties	23	8
Other	121	108
	Ps. 4,706	Ps. 3,053

[1] In 2007 this amount includes insurance claims for losses related to flood damages in October 2007 in Mexico. The claims are for damaged inventories, fixed assets not subject to repair and business interruption. Fixed assets subject to repair in the amount of approximately Ps. 148 are included in property, plant and equipment, but the anticipated insuance reimbursement for such repairs is not reflected above.

[2] The accounts receivable from Administracion represent resources for working capital in Jugos del Valle.

The changes in the allowance for doubtful accounts are as follows:

	2007	2006	2005
Initial balance	Ps. 145	Ps. 143	Ps. 167
Provision for the period	33	53	36
Write-off of uncollectible accounts	(3)	(16)	(19)
Restatement of the initial balance	(23)	(35)	(41)
Ending balance	Ps. 152	Ps. 145	Ps. 143

Note 7. Inventories.

	2007	2006
Finished products	Ps. 946	Ps. 871
Raw materials	1,477	1,417
Advances to suppliers	81	76
Work in process	22	24
Spare parts	394	363
Packing material	58	41
Inventories in transit	479	389
Advertising and promotional materials	2	2
Allowance for obsolescence	(63)	(89)
Other	22	6
	Ps. 3,418	Ps. 3,100

Note 8. Other Current Assets.

	2007	2006
Advertising and promotional expenses	Ps. 94	Ps. 100
Derivative financial instruments	194	174
Restricted cash	238	306
Prepaid insurance	23	19
Prepaid services	11	7
Other	98	39
	Ps. 658	Ps. 645

The advertising and promotional expenses recorded in the consolidated income statements for the years ended December 31, 2007, 2006 and 2005 amounted to Ps. 2,034, Ps. 1,963 and Ps. 1,781, respectively.

Note 9. Investments in shares.

Company	Ownership	2007	2006
Industria Envasadora de Queretaro, S.A. de C.V. ("IEQSA") [1]	23.11%	Ps. 115	Ps. 112
Administracion [1] (see Note 5)	20.00%	978	-
KSP Participacoes, S.A. [1]	38.74%	69	120
Holdfab Participacoes LTDA [2] [3]	11.05%	113	-
Industria Mexicana de Reciclaje, S.A. de C.V. [1]	35.00%	76	83
Compañia de Servicios de Bebidas Refrescantes, S.A. de C.V. ("Salesko") [1]	26.00%	51	18
Beta San Miguel, S.A. de C.V. ("Beta San Miguel") [2]	2.54%	69	69
CICAN [1] [4]	100.00%	-	40
Other investments [2]	Various	5	6
		Ps. 1,476	Ps. 448

Accounting method:

[1] Equity method.

[2] Restated acquisition cost (there is no readily determinable fair market value).

[3] In November 2007, Coca-Cola FEMSA acquired 11.05% of the shares of the capital stock of Holdfab Participacoes LTDA, a company that manufactures and sells juice in Brazil

[4] As of December 31, 2006, the ownership in CICAN was 48.10%. In November 2007, Coca-Cola FEMSA acquired the remaining 51.90% and subsequently began to consolidate this entity (see Note 5).

Note 10. Property, Plant and Equipment.

	2007	2006
Buildings, machinery and equipment	Ps. 32,890	Ps.33,140
Accumulated depreciation	(16,654)	(16,769)
Land	3,089	2,969
Construction in progress	1,230	845
Returnable bottles and cases, net	1,175	1,295
Strategic spare parts	99	122
Long-lived assets stated at realizable value	94	196
	Ps. 21,923	Ps.21,798

The Company has identified certain long-lived assets that are not strategic to the current and future operations of the business, comprised of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments. Such long-lived assets, which are not in use, have been recorded at their estimated realizable value without exceeding their restated acquisition cost, as follows:

	2007	2006
Colombia	Ps. –	Ps. 127
Venezuela	81	37
Costa Rica	13	32
	Ps. 94	Ps. 196
Land	Ps. 18	Ps. 95
Buildings	76	76
Equipment	–	25
	Ps. 94	Ps. 196

As a result of the sale of certain non-strategic assets, the Company recognized gains of Ps. 13 and Ps. 19 for the years ended December 31, 2007 and 2006, respectively, and a loss of Ps. 10 for the year ended December 31, 2005.

Note 11. Intangible Assets.

	2007	2006
Intangible assets with indefinite useful lives:		
Rights to produce and distribute Coca-Cola trademark products		
Territories of Mexico, Central America (1), Venezuela, Colombia and Brazil	Ps. 41,712	Ps.40,361
Buenos Aires, Argentina	259	235
Tapachula, Chiapas	141	141
Compañía Latinoamericana de Bebidas, Costa Rica	101	101
CICAN, Argentina	12	-
Intangible assets with finite useful lives:		
Cost of systems implementation	233	226
	Ps. 42,458	Ps.41,064

(1) Includes Guatemala, Nicaragua, Costa Rica and Panama.

The changes in the carrying amount of amortized intangible assets are as follows:

	Investments		Amortization			
	Accumulated at the Beginning of the Period	Additions	Accumulated at the Beginning of the Period	For the Period	Total	Estimated Amortization Per Year
2007:						
Cost of systems implementation	Ps. 408	Ps. 74	Ps. (182)	Ps. (67)	Ps. 233	Ps. (70)
2006:						
Cost of systems implementation	Ps. 321	Ps. 87	Ps. (99)	Ps. (83)	Ps. 226	

Note 12. Other Assets.

	2007	2006
Refrigeration equipment	Ps. 6,720	Ps. 6,731
Accumulated amortization of refrigeration equipment	(5,010)	(5,183)
Agreements with customers, net	157	233
Leasehold improvements, net	45	54
Long-term accounts receivable	11	57
Additional labor liabilities (see Note 15)	277	281
Derivative financial instruments	16	28
Loan fees	18	22
Other	374	349
	Ps. 2,608	Ps. 2,572

Note 13. Balances and Transactions with Related Parties and Affiliated Companies.

On January 1, 2007, NIF C-13, "Related Parties", went into effect. This standard broadens the concept of "related parties" to include: a) the overall business in which the reporting entity participates; b) close family members of key officers; and c) any fund created in connection with a labor related compensation plan. Additionally, NIF C-13 requires to disclosure these new provisions in notes to comparative financial statements.

The consolidated balance sheets and income statements include the following balances and transactions with related parties and affiliated companies:

Balances	2007	2006
Assets (accounts receivable)		
FEMSA and subsidiaries	Ps. 336	Ps. 162
The Coca-Cola Company	719	197
Others	612	8
	Ps. 1,667	Ps. 367
Liabilities (suppliers and other liabilities)		
FEMSA and subsidiaries	Ps. 324	Ps. 406
The Coca-Cola Company	2,871	2,546
BBVA Bancomer, S.A.	1,000	1,349
Banco Nacional de Mexico, S.A.	500	519
Others	146	114
	Ps. 4,841	Ps. 4,934

Transactions	2007	2006	2005
Income:			
Sales of non-carbonated soft-drinks to Salesko	Ps. 7	Ps. 27	Ps. 19
Sales and other revenues to affiliated companies	848	742	642
Expenses:			
Purchases of raw material, beer, assets and operating expense from FEMSA and Subsidiaries	1,590	1,088	2,639
Purchases of concentrate from The Coca-Cola Company	12,239	10,322	9,112
Purchases of sugar from Beta San Miguel	845	536	621
Purchases of sugar, cans and caps from Promotora Mexicana de Embotelladores, S.A. de C.V.	723	865	1,349
Purchases of canned products from IEQSA and CICAN [3]	388	816	641
Purchases of crown caps from Tapon Corona, S.A. [1]	–	–	144
Interest due to The Coca-Cola Company	29	65	13
Purchases of plastic bottles from Embotelladora del Atlantico, S.A. (formerly Complejo Industrial Pet, S.A.)	37	34	184
Interest expenses related to debt at BBVA Bancomer, S.A. [2]	92	22	75
Interest expenses related to debt at Grupo Financiero Banamex, S.A. [2]	47	53	22
Donations to Instituto Tecnologico y de Estudios Superiores de Monterrey, A.C. [2]	39	42	16
Others	5	12	16

[1] During 2007 and 2006 Coca-Cola FEMSA had no ownership in this Company.
[2] As of December 31, 2007 and 2006, one or more members of the Board of Directors or senior management are members of the board of directors or senior management of the counterparties to these transactions.
[3] In November 2007, the Company acquired all outstanding shares of CICAN (see Note 5).

Employee benefits paid by the Company to key management were as follows:

	2007	2006
Short and long term benefits paid	Ps. 584	Ps. 407
Severance indemnities	8	11

Note 14. Balances and Transactions in Foreign Currencies.

Assets, liabilities and transactions denominated in foreign currencies, other than the functional currencies of the reporting units, translated into U.S. dollars are as follows:

Balances		Exchange Rate Applicable [1]	Short-Term	Long-Term	Total
December 31, 2007	Assets	10.8662	$ 111	$ 1	$ 112
	Liabilities		50	464	514
December 31, 2006	Assets	10.8755	$ 20	$ 1	$ 21
	Liabilities		69	516	585

[1] Mexican pesos per one U.S. dollar.

Transactions	2007	2006	2005
Revenues	$ 26	$ 7	$ 18
Expenses:			
Purchases of raw materials	205	173	156
Interest	34	51	54
Other	49	30	14
	$ 288	$ 254	$ 224

As of February 20, 2008, the issuance date of these consolidated financial statements, the exchange rate was 10.7489 Mexican pesos per one U.S. dollar, and the foreign currency position was similar to that as of December 31, 2007.

Note 15. Labor Liabilities.

a) Assumptions:

Actuarial calculations for pension and retirement plans, seniority premiums and severance indemnity liabilities, as well as the cost for the year, were determined in 2007 and 2006 using the following long-term assumptions:

	Real Rates
Annual discount rate	4.50%
Salary increase	1.50%
Return on assets	4.50%
Measurement date: December 31	

The basis for the determination of the long-term rate of return is supported by a historical analysis of average returns in real terms for the last 30 years of the Certificados de Tesorería del Gobierno Federal (Mexican Federal Government Treasury Certificates) or Treasury Bonds of each country for other investments and the expectations of long-term returns of the actual investments of the Company.

Based on these assumptions, the expected benefits to be paid in the following years are as follows:

	Pension and Retirement Plans	Seniority Premiums	Severance Indemnities
2008	Ps. 103	Ps. 5	Ps. 60
2009	84	5	38
2010	59	5	39
2011	125	5	28
2012	115	6	25
2013 to 2016	408	60	78

b) Balances of the Liabilities:

	2007	2006
Pension and retirement plans:		
Vested benefit obligation	Ps. 311	Ps. 331
Non-vested benefit obligation	737	600
Accumulated benefit obligation	1,048	931
Excess of projected benefit obligation over accumulated benefit obligation	140	183
Projected benefit obligation	1,188	1,114
Pension plan funds at fair value	(566)	(441)
Unfunded projected benefit obligation	622	673
Unrecognized net transition obligation	-	1
Unrecognized actuarial net loss	(99)	(135)
Additional labor liability	108	76
Total	631	615
Seniority premiums:		
Vested benefit obligation	18	21
Non-vested benefit obligation	52	41
Accumulated benefit obligation	70	62
Excess of projected benefit obligation over accumulated benefit obligation	7	8
Unfunded projected benefit obligation	77	70
Unrecognized actuarial net loss	(41)	(33)
Additional labor liability	36	31
Total	72	68
Severance indemnities:		
Accumulated benefit obligation	290	242
Excess of projected benefit obligation over accumulated benefit obligation	18	17
Projected benefit obligation	308	259
Unrecognized net transition obligation	(148)	(163)
Unrecognized actuarial net loss	(147)	(83)
Additional labor liability	277	229
Total	290	242
Total labor liabilities	Ps. 993	Ps. 925

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the actual behavior of those variables at the end of the current period.

The projected benefit obligation in some of the Company's subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which was recorded as an intangible asset included in other assets up to an amount of the unrecognized net transition obligation and prior service costs (see Note 12) and the difference was recorded in cumulative other comprehensive loss of Ps. 144 in 2007 and Ps. 55 in 2006.

c) Trust Assets:
Trust assets consist of fixed and variable return financial instruments, at market value. The trust assets are invested as follows:

	2007	2006
Fixed Return:		
Traded securities	20%	7%
Bank instruments	-	1%
Federal government instruments	34%	54%
Variable Return:		
Publicly traded shares	46%	38%
	100%	100%

The Company has a policy of maintaining at least 30% of the trust assets in Mexican Federal Government instruments for Mexican investment and Treasury Bonds of each country for other investments. Objective portfolio guidelines have been established for the remaining percentage, and investment decisions are made to comply with those guidelines to the extent that market conditions and available funds allow. The composition of the portfolio is consistent with those of other large multinational companies that manage long-term funds.

The amounts of securities of the Company and related parties included in trust assets are as follows:

	2007	2006
Portfolio:		
FEMSA	Ps. -	Ps. 2
CEMEX, S.A.B. de C.V. [1]	-	2
Grupo Televisa, S.A.B. de C.V. [1]	-	3
Valores Mexicanos Casa de Bolsa, S.A. de C.V. [1]	8	-

[1] One or more members of the board of directors or senior management of FEMSA are members of the board of directors or senior management of these Companies.

d) Cost for the Period:

	2007	2006	2005
Pension and retirement plans:			
Service cost	Ps. 69	Ps. 49	Ps. 49
Interest cost	48	44	45
Expected return on trust assets	(21)	(21)	(18)
Amortization of unrecognized transition obligation	-	(1)	(2)
Amortization of net actuarial loss	9	1	2
	105	72	76
Seniority premiums:			
Service cost	10	8	9
Interest cost	3	4	4
Amortization of net actuarial loss	2	1	1
	15	13	14
Severance indemnities:			
Service cost	28	46	32
Interest cost	11	15	11
Amortization of unrecognized transition obligation	14	14	10
Amortization of net actuarial loss	5	4	4
	58	79	57
	Ps. 178	Ps. 164	Ps. 147

e) Changes in the Balance of the Obligations:

	2007	2006
Pension and retirement plans:		
Initial balance	Ps. 1,114	Ps. 974
Service cost	69	49
Interest cost	48	44
Curtailment	–	(24)
Amendments	–	229
Actuarial (gain) loss	3	(112)
Benefits paid	(46)	(46)
Ending balance	1,188	1,114
Seniority premiums:		
Initial balance	Ps. 70	Ps. 60
Service cost	10	8
Interest cost	3	4
Curtailment	–	6
Actuarial loss	10	9
Benefits paid	(16)	(17)
Ending balance	Ps. 77	Ps. 70
Severance indemnities:		
Initial balance	Ps. 259	Ps. 178
Service cost	28	46
Interest cost	11	15
Amendments	–	49
Actuarial loss	77	21
Benefits paid	(67)	(50)
Ending balance	Ps. 308	Ps. 259

f) Changes in the Balance of the Trust Assets:

	2007	2006
Pension and retirement plans:		
Initial balance	Ps. 441	Ps. 413
Actual return on trust assets	60	35
Employer contributions	76	–
Benefits paid	(11)	(7)
Ending balance	Ps. 566	Ps. 441

Note 16. Bonus Program.

The bonus program for executives is based on complying with certain goals established annually by management, which include quantitative and qualitative objectives and special projects.

The quantitative objectives represent approximately 50% of the bonus and are based on the Economic Value Added ("EVA") methodology. The objective established for the executives at each entity is based on a combination of the EVA generated by the Company and FEMSA consolidated, calculated at approximately 70% and 30%, respectively. The qualitative objectives and special projects represent the remaining 50% of the annual bonus and are based on the critical success factors established at the beginning of the year for each executive.

In addition, the Company provides a share compensation plan to certain key executives, consisting of an annual cash bonus to purchase shares under the following procedures, 50% of the annual cash bonus is used to purchase FEMSA shares or options and the remaining is to be used to purchase Coca-Cola FEMSA shares or options, based on the executive's responsibility in the organization, their business' EVA result achieved, and their individual performance. The acquired shares or options are deposited in a trust, and the executives may access them one year after they are vested at 20% per year.

The incentive plan target is expressed in months of salary, and the final amount payable is computed based on a percentage of compliance with the goals established every year. The bonuses are recorded in income from operations and are paid in cash the following year. During the years ended December 31, 2007, 2006 and 2005, the bonus expense recorded amounted to Ps. 526, Ps. 367 and Ps. 270, respectively.

All shares held by the trusts are considered outstanding for earnings per share purposes and dividends on shares held by the trusts are charged to retained earnings.

Note 17: Bank Loans and Notes Payable.

As of December 31, 2007 and 2006, short-term debt consisted of revolving bank loans. The amounts and weighted average variable interest rate are as follows:

	% Interest Rate [1]	2007	% Interest Rate [1]	2006
U.S. dollars				
Bank loans	5.5%	Ps. 132	5.6%	Ps. 163
Notes payable	7.0%	5	7.0%	4
Argentine pesos				
Bank loans	11.0%	500	10.6%	556
Venezuelan bolivars				
Bank loans	15.7%	425	9.6%	516
		Ps. 1,062		Ps. 1,239

[1] Weighted average annual rate.

The following table presents long-term bank loans and notes payable, as well as their weighted average rates and effective derivative financial instruments contracted by the Company:

	% Interest Rate [1]	2007	% Interest Rate [1]	2006
Fixed interest rate:				
U.S. dollars:				
Yankee bonds	7.3%	Ps. 3,199	7.3%	Ps. 3,354
Mexican pesos:				
Bank loans	–	–	9.9%	519
Notes	10.2%	1,500	10.2%	1,556
Variable interest rate:				
U.S. dollars:				
Capital leases	8.5%	2	8.7%	9
Private placement	5.1%	1,847	5.7%	2,539
Mexican pesos:				
Bank loans	8.0%	4,550	7.7%	4,929
Notes	8.3%	6,750	8.3%	5,868
Colombian pesos:				
Notes	–	–	9.3%	195
U.S. dollars:				
Notes payable	7.0%	6	7.0%	10
Long-Term Debt		17,854		18,979
Current maturities of long-term debt		3,752		2,180
		Ps. 14,102		Ps. 16,799

Hedging Derivative Financial Instruments	% Interest Rate [1]	2007	% Interest Rate [1]	2006
Interest rate swaps variable to fixed:				
Mexican pesos:				
Bank loans:		Ps. 996		Ps. 2,750
Interest pay rate	11.3%		10.3%	
Interest receive rate	8.1%		7.9%	
Notes:		5,950		5,868
Interest pay rate	8.6%		8.8%	
Interest receive rate	8.3%		8.3%	

[1] Weighted average annual rate.

Maturities of long-term debt as of December 31, 2007 are as follows:

Current maturities of long-term debt	Ps. 3,752
2009	3,699
2010	1,000
2011	-
2012	3,706
2013 and thereafter	5,697
	Ps. 17,854

The Company has financing from different institutions with different restrictions and covenants, which mainly consist of maximum levels of leverage and capitalization as well as minimum consolidated net worth and debt and interest coverage ratios. As of the date of these consolidated financial statements, the Company was in compliance with all restrictions and covenants contained in its financing agreements.

Note 18. Other Expenses, net.

In 2006, Coca-Cola FEMSA implemented restructuring programs in its commercial operations and recognized costs of Ps. 689, which were recorded in other expenses in the December 2006 consolidated income statement. Such costs consisted of Ps. 556 of severance payments associated with an ongoing benefit arrangement and Ps. 133 of other costs related to the restructuring programs. As of December 31, 2007, the remaining balance of the restructuring reserve is approximately Ps. 167 and is expected to be utilized during 2008.

	2007	2006	2005
Employee profit sharing	Ps. 300	Ps. 300	Ps. 307
Loss on sales of fixed assets	186	151	146
Contingencies	193	(88)	174
Severance payments and associated cost with an ongoing benefit arrangement (see Note 4 p)	53	45	78
Equity method in affiliated companies	(13)	23	(8)
Restructuring programs	-	689	-
Other	(17)	(74)	8
Total	Ps. 702	Ps. 1,046	Ps. 705

Note 19. Fair Value of Financial Instruments.

a) Long-Term Debt:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows, in which the discount rate is estimated using rates currently offered for debt of similar amounts and maturities. The fair value of long-term notes is based on quoted market prices. The fair value is estimated as of the date of the most recent balance sheet presented.

	2007	2006
Carrying value	Ps. 17,854	Ps. 18,979
Fair value	17,989	19,174

b) Interest Rate Swaps:

The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings, pursuant to which it pays amounts based on a fixed rate and receives amounts based on a floating rate. These instruments are recognized in the balance sheet at their estimated fair value and designated as a cash flow hedges.

The estimated fair value is based on formal technical models. Changes in fair value were recorded in cumulative other comprehensive loss.

At December 31, 2007, the Company has the following outstanding interest rate swap agreements:

Maturity Amount	Date Fair Value	Notional Liability
2008	Ps. 4,830	Ps. (21)
2009	166	(5)
2010	150	(4)
2012	1,800	13

The net effect of expired derivative contracts is included in current earnings as an interest expense and amounted to Ps. 131, Ps. 107 and Ps. (5) for the years ended December 31, 2007, 2006 and 2005, respectively.

A portion of certain interest rate swaps do not meet the hedging criteria for accounting purposes; consequently changes in the estimated fair value of ineffective portion were recorded in current earnings as part of the integral result of financing. For the years ended December 31, 2007, 2006 and 2005, the net effect of these instruments as of the date of the financial statements was a gain (loss) of Ps. 34, Ps. (39) and Ps. 9, respectively.

c) Forward Agreements to Purchase Foreign Currency:

The Company also has a forward exchange rate to manage the foreign exchange on its borrowings denominated in U.S. dollars. The table below summarizes this instrument:

	Maturity Date	Notional Amount	Fair Value
U.S. dollars to Mexican pesos	2008	Ps. 1,113	Ps. 9

d) Cross Currency Swaps:

As of December 31, 2007 there are certain cross currency swap instruments that do not meet the criteria for hedge accounting purposes; consequently changes in the estimated fair value were recorded in the integral cost of financing. The table below shows the characteristics of these instruments:

	Maturity Date	Notional Amount	Fair Value
Mexican pesos to U.S. dollars	2008	Ps. 1,091	Ps. 3
Mexican pesos to U.S. dollars	2011	1,483	32
U.S. dollars to Colombian pesos	2008	217	22

e) Commodity Price Contracts:

The Company entered into commodity price contracts to hedge the cost of sugar. The result of the commodity future contracts was a loss of Ps. 24 and Ps. 55 during the years ended December 31, 2007 and 2006, respectively, which was recorded in results of operations. The notional amounts of this contract are Ps. 244 and Ps. 179, respectively.

f) Embedded Derivative Financial Instruments:

The Company has determined that its leasing contracts denominated in U.S. dollars host embedded derivative financial instruments. The fair value is estimated based on technical formal models. The changes in the fair value were recorded in current earnings in the integral result of financing as market value on derivative financial instruments.

For the years ended December 31, 2007, 2006 and 2005, the Company has recognized the fair value of such instruments in other assets of Ps. 16, Ps. 28 and Ps.38, respectively.

Note 20. Minority Interest in Consolidated Subsidiaries.

	2007	2006
Mexico	Ps. 1,403	Ps. 1,262
Central America	–	37
Colombia	61	108
Brazil	177	68
	Ps. 1,641	Ps. 1,475

Note 21. Stockholders' Equity.

As of December 31, 2007, the capital stock of Coca-Cola FEMSA was comprised of 1,846,530,201 common shares, without par value. Fixed capital amounts to Ps. 821 (nominal value) and the variable capital may not exceed 10 times the minimum fixed capital stock.

The characteristics of the common shares are as follows:

- Series "A" and series "D" are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 76% of subscribed capit al stock.
- Series "A" shares may only be acquired by Mexican individuals and may not represent less than 51% of the ordinary shares.

- Series "D" shares have no foreign ownership restrictions and cannot exceed 49% of the ordinary shares.
- Series "L" shares have no foreign ownerships restrictions and have limited voting and other corporate rights.

As of December 31, 2007 and 2006, Coca-Cola FEMSA's capital stock is comprised as follows:

Series of shares	Thousands of Shares
A	844,078
D	731,546
L	270,906
Total	1,846,530

The restatement of stockholders' equity for inflation is allocated to each of the various stockholders' equity accounts, as follows:

	Historical	Restatement	Value Restated	Value
Capital stock	Ps. 821		Ps. 2,295	Ps. 3,116
Additional paid-in capital	9,706		3,627	13,333
Retained earnings	22,441		5,489	27,930
Net majority income	6,714		194	6,908
Cumulative other comprehensive loss	(2,189)		42	(2,147)

The net income of the Company is not subject to the legal requirement that 5% thereof be transferred to a legal reserve since such reserve equals 20% of capital stock at nominal value. This reserve may not be distributed to stockholders during the existence of the Company, except as a stock dividend. As of December 31, 2007, this reserve for Coca-Cola FEMSA amounted to Ps. 164 (nominal value).

Retained earnings and other reserves distributed as dividends, as well as the effects derived from capital reductions, are subject to income tax at the rate in effect, except for the restated stockholder contributions and distributions made from consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta" ("CUFIN") or from reinvested consolidated taxable income, denominated "Cuenta de Utilidad Fiscal Neta Reinvertida" ("CUFINRE").

Dividends paid in excess of CUFIN are subject to income tax at a grossed-up rate based on the current statutory rate. This tax may be credited against the income tax of the year in which the dividends are paid and in the following two years against the income tax and estimated tax payments. As of December 31, 2007, Coca-Cola FEMSA's balances of CUFIN amounted to Ps. 3,926.

At an ordinary stockholders' meeting of Coca-Cola FEMSA held on March 27, 2007, the stockholders approved a dividend of Ps. 831 that was paid in May 2007.

At an ordinary stockholders' meeting of Coca-Cola FEMSA held on March 8, 2006, the stockholders approved a dividend of Ps. 743 that was paid in June 2006.

At an ordinary stockholders' meeting of Coca-Cola FEMSA held on March 8, 2005, the stockholders approved a dividend of Ps. 687 that was paid in May 2005.

Note 22. Net Majority Income per Share.

This represents the net majority income corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the period of 1,846,530,201 in each of the three years ended December 31, 2007.

Note 23. Tax System.

a) Income Tax:

Income tax is computed on taxable income, which differs from accounting income principally due to the treatment of the integral result of financing, the cost of labor liabilities, depreciation and other accounting provisions. The tax loss may be carried forward and applied against future taxable income.

The statutory income tax rates applicable in 2007 in the countries where the Company operates and the years in which tax loss carryforwards may be applied are as follows:

	Statutory Tax Rate	Expiration (years)	Open Period (years)
Mexico	28%	10	5
Guatemala	31%	N/A	4
Nicaragua	30%	3	4
Costa Rica	30%	3	3
Panama	30%	5	7
Colombia	34%	5–8	2
Venezuela	34%	3	4
Brazil	34%	Indefinite	5
Argentina	35%	5	6

Beginning January 1, 2005, an amendment to the income tax law in Mexico was effective and the principal changes were as follows:

- The statutory income tax rate decreased from 30% in 2005 to 29% in 2006 and to 28% in 2007 and thereafter;
- The tax deduction for inventories is made through cost of sales, and the inventory balance as of December 31, 2004 will be taxable during the next 4 to 12 years, based on specific criteria within the tax law;
- Paid employee profit sharing is deductible for income tax purposes; and
- The 60% limit of the stockholders' participation in the taxable income or loss of Mexican subsidiaries was eliminated for tax consolidation purposes.

In Colombia, the tax losses generated before December 31, 2002, may be carried forward five years and those generated after January 1, 2003, may be carried forward eight years. Both are limited to 25% of taxable income of each year. Additionally, the statutory tax rate of Colombia decreases from 38.5% in 2006 to 34% in 2007 and 33% in 2008, and the 5% tax imposed on dividends was eliminated in 2006.

In Brazil, tax losses may be carried forward for an indefinite period but cannot be restated and are limited to 30% of the taxable income of each year.

b) Tax on Assets:

The operations in Mexico, Guatemala, Nicaragua, Colombia and Argentina are subject to tax on assets.

In Mexico through 2006, the tax on assets ("IMPAC") was computed at an annual rate of 1.8% based on the average of certain assets at tax restated value less certain liabilities. Since January 1, 2007 the tax on assets changed from 1.8% to 1.25% and also the deduction of liabilities was eliminated in order to determine the tax to be paid. The tax on assets is paid only to the extent that it exceeds the income tax of the year. If in any year a tax on assets payment is required, this amount can be credited against the excess of any future income tax liability over the tax on assets in each of the preceding three years. Additionally, this payment may be restated and credited against the excess of the income tax liability over the calculated asset tax for the following 10 years.

On July 1, 2004, the tax reforms were approved and published by the Congress of the Republic of Guatemala through Decree 18-4 Reforms to the Income Tax and Decree 19-04 the Law of the Extraordinary and Temporary Tax Support to the Peace Accords (Impuesto Extraordinario y Temporal de Apoyo a los Acuerdos de Paz - (ETAAP). The main effects of said decrees were the following:

- The effect of new IETAAP tax, which will be calculated on 2.5% of either of the following two bases: (a) one fourth of the net assets or the gross income. In the event assets are more than four times gross income, the tax will be paid on the income basis. This tax may be credited against income tax during the following three calendar years. The rate of this tax gradually decreases; it will be 1.25% from January 2005 to June 2006 and 1% from July 2006 to December 2007.
- Implementation of a new general income tax regimen under which companies will pay 5% on their monthly taxable revenues as a definitive payment. The companies subject to this regimen are not subject to IETAAP. Additionally, there exists an optional regimen of 31% on taxable income. The operation in Guatemala selected the optional regimen of 31% in its larger subsidiary, and the smaller one selected the 5%.

In Nicaragua the tax on assets results from paying a 1% rate to total tax assets as of the end of the year, and it is paid only to the extent that it exceeds the income taxes of the year. If in any year a tax of assets is required, this tax is definitive and may not be credited in future years.

In Colombia tax on assets results from applying a 6% rate to net tax assets as of the beginning of the year to determine the basis for the alternative minimum tax, equivalent to 38.5% of such basis. This tax is paid only to the extent that it exceeds the income taxes of the year. If a tax on assets payment was required in 2001 or 2002, the amount may be credited against the excess of income taxes over the tax on assets in the following three years. If a tax on assets is required subsequent to 2002, the amount may be credited against the excess of income tax over the tax on assets in the following five years.

The tax law in Argentina established a Tax on Minimum Presumptive Income ("TMPI") that result from applying a rate of 1% to certain productive assets, and it is paid only to the extent that it exceeds the income taxes of the year. If in any year a payment is required, this amount may be credited against the excess of income taxes over the TMPI in the following 10 years.

c) Business Flat Tax ("IETU"):

On September 14, 2007, the Mexican Senate approved the 2008 Fiscal Reform Bill, which was approved by the President and subsequently published in the Diario Oficial (Official Gazette) on October 1, 2007. The most notable change in the Fiscal Reform relates to the introduction of a flat tax in Mexico. The IETU will replace the existing Tax on Assets and function similar to an alternative minimum corporate income tax, except that any amounts paid are not creditable against future income tax payments. Taxpayers will be subject to the higher of the IETU or the taxpayer's income tax liability computed under the Mexican Income Tax Law. The IETU will apply to individuals and corporations, including permanent establishments of foreign entities in Mexico, at a rate of 17.5% after 2009. The rates for 2008 and 2009 will be 16.5% and 17%, respectively. The IETU will be calculated on a cash-flow basis, whereby the tax base is determined by reducing cash proceeds with certain deductions and credits. In the case of income derived from export sales, where cash on the receivable has not been collected within 12 months, income will be deemed received at the end of this 12-month period. The IETU will be effective beginning January 1, 2008.

Based on its financial projections, the Company determined that it will basically pay only income tax. Therefore, the enactment of IETU did not have any effects on its financial information, since it only recognizes deferred income tax.

d) Deferred Income Tax:

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes

	2007	2006
Inventories	Ps. 62	Ps. 87
Property, plant and equipment [1]	1,822	1,931
Investments in shares	11	7
Intangible and other assets	(94)	(199)
Labor liabilities	(103)	(113)
Tax loss carryforwards	(776)	(1,018)
Valuation allowance for tax loss carryforwards	99	220
Other reserves	(796)	(1,297)
Deferred income tax, net	225	(382)
Deferred income tax asset	1,255	2,041
Deferred income tax liability	Ps. 1,480	Ps. 1,659

[1] Includes breakage of returnable bottles and cases

The changes in the balance of the net deferred income tax liability are as follows:

	2007	2006
Initial balance	Ps. (382)	Ps. (607)
Provision for the year	294	286
Change in the statutory income tax rate	(6)	(39)
Cumulative translation adjustment	(94)	(60)
Result of holding non-monetary assets	413	38
Ending balance	Ps. 225	Ps. (382)

e) Provision for the year:

	2007	2006	2005
Current income tax	Ps. 3,048	Ps. 2,308	Ps. 2,736
Deferred income tax	294	286	24
Change in the statutory income tax rate	(6)	(39)	(62)
Income tax	Ps. 3,336	Ps. 2,555	Ps. 2,698

f) Tax Loss Carryforwards and Recoverable Tax on Assets:

As of December 31, 2007, the subsidiaries from Mexico, Panama, Colombia, Venezuela and Brazil have tax loss carryforwards and/or recoverable tax on assets. The expiration dates of such amounts are as follows:

Year	Tax Loss Carryforwards	Recoverable Tax on Assets
2008	Ps. 1	Ps. -
2009	1	-
2010	-	1
2011	-	1
2012	46	5
2013 and thereafter	2,310	31
	Ps. 2,358	Ps. 38

Due to the uncertainty related to the realization of certain tax loss carryforwards amounting to Ps. 290, a valuation allowance has been recorded to reduce the deferred income tax asset associated with such carryforwards. The changes in the valuation allowance which reduce the related deferred tax asset are as follows:

	2007	2006
Initial balance	Ps. 220	Ps. 649
Maturities	-	(1)
Cancellation of provision	(77)	(410)
Restatement of the initial balance	(44)	(18)
Ending balance	Ps. 99	Ps. 220

g) Reconciliation of Mexican Statutory Income Tax Rate to Consolidated Effective Income Tax Rate:

	2007	2006	2005
Mexican statutory income tax rate	28.00%	29.00%	30.00%
Income tax prior years	0.04	(0.66)	-
Gain from monetary position	(2.70)	(3.91)	(3.36)
Inflationary component	1.92	3.30	3.38
Non-deductible expenses	1.36	2.13	0.62
Income taxed at other than Mexican statutory rate	2.49	2.01	1.61
Effect of change in statutory rate	(0.06)	0.49	(0.97)
Other [1]	0.91	(0.63)	3.78
Consolidated effective income tax rate	31.96%	31.73%	35.06%

[1] Includes the restatement of prior years.

Note 24. Contingencies and Commitments.

a) Contingencies Recorded in the Consolidated Balance Sheet:

The Company has various loss contingencies, and reserves have been recorded as other liabilities in those cases where the Company believes an unfavorable resolution is probable. Most of these loss contingencies were recorded as a result of the business acquisitions. The following table presents the nature and amount of the loss contingencies recorded as other long-term liabilities as of December 31, 2007:

	Total
Tax	Ps. 1,194
Legal	249
Labor	341
Total	Ps. 1,784

b) Unsettled Lawsuits:
The Company has entered into legal proceedings with its labor unions and tax authorities. These proceedings have resulted in the ordinary course of business and are common to the industry in which the Company operates. The aggregate amount of these proceedings is $148. Those contingencies were classified by legal counsel as less than probable but more than remote of being settled against the Company. However the Company believes that the ultimate resolution of such legal proceedings will not have a material adverse effect on its consolidated financial position or result of operations.

In recent years in its Mexican, Costa Rican and Brazilian territories have been requested to present certain information regarding possible monopolistic practices. These requests are commonly generated in the ordinary course of business in the beer and soft drink industries where the Company operates the Company does not expect a significant liability derived from these contingencies.

In 2001, a labor union and several individuals from the Republic of Colombia filed a lawsuit in the U.S. District Court for the Southern Division of Florida against certain Colombian subsidiaries and The Coca-Cola Company. In the complaint, the plaintiffs alleged that the subsidiaries engaged in wrongful acts against the labor union and its members in Colombia for the amount of $ 500. The Company filed a motion to dismiss the complaint. On September 29, 2006 the Court entered a consolidated omnibus order dismissing the case for lack of subject matter jurisdiction and conclusively ruled that the Court did not have subject matter jurisdiction over any of the labor union and its member actions, and thus all of the claims against the Company were effectively dismissed. However, the plaintiffs have appealed this ruling.

c) Collateralized Contingencies:
As is customary in Brazil, the Company has been requested by the tax authorities to collateralize tax contingencies currently in litigation amounting to Ps. 1,172 by pledging fixed assets and entering into available lines of credit which cover such contingencies.

d) Commitments:
As of December 31, 2007, the Company has capital and operating lease commitments for the leasing of production machinery and equipment, distribution equipment and computer equipment.

The contractual maturities of the lease commitments by currency, expressed in Mexican pesos as of December 31, 2007, are as follows:

	Mexican Pesos	Brazilian Reals
2008	Ps. 178	Ps. 77
2009	134	81
2010	129	83
2011	122	22
2012 and thereafter	662	-
Total	Ps. 1,225	Ps. 263

Rental expense charged to operations amounted to approximately Ps. 411, Ps. 350 and Ps. 670 for the years ended December 31, 2007, 2006 and 2005, respectively.

Note 25. Information by Segment.

2007	Total Revenue	Capital Expenditures	Long-term Assets	Total Assets
Mexico	Ps. 32,550	Ps. 1,945	Ps. 44,894	Ps.53,334
Central America [1]	4,808	328	5,650	6,577
Colombia	6,933	643	7,607	8,495
Venezuela	9,785	(9)	4,159	6,148
Brazil	11,141	496	5,907	10,548
Argentina	4,034	279	1,503	2,076
Consolidated	Ps. 69,251	Ps. 3,682	Ps. 69,720	Ps.87,178

2006	Total Revenue	Capital Expenditures	Long-term Assets	Total Assets
Mexico	Ps. 31,540	Ps. 1,521	Ps. 44,004	Ps.48,739
Central America [1]	4,559	78	5,607	6,621
Colombia	6,459	586	6,909	8,014
Venezuela	7,993	221	4,320	5,740
Brazil	10,037	237	5,634	8,978
Argentina	3,458	220	1,449	2,335
Consolidated	Ps. 64,046	Ps. 2,863	Ps. 67,923	Ps.80,427

2005	Total Revenue	Capital Expenditures
Mexico	Ps. 30,774	Ps. 942
Central America [1]	4,026	218
Colombia	5,966	434
Venezuela	7,188	517
Brazil	8,432	259
Argentina	3,256	146
Consolidated	Ps. 59,642	Ps. 2,516

[1] Includes Guatemala, Nicaragua, Costa Rica and Panama.

Note 26. Differences Between Mexican FRS and U.S. GAAP.

As discussed in Note 2, the consolidated financial statements of the Company are prepared in accordance with Mexican FRS, which differs in certain significant respects from U.S. GAAP. A reconciliation of the reported majority net income, majority stockholders' equity and majority comprehensive income to U.S. GAAP is presented in Note 27. It should be noted that this reconciliation to U.S. GAAP does not include the reversal of the restatement of the financial statements as required by Bulletin B-10, "Reconocimiento de los Efectos de la Inflación en la Información Financiera" (Recognition of the Effects of Inflation in the Financial Information), of Mexican FRS.

The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and U.S. accounting purposes.

The principal differences between Mexican FRS and U.S. GAAP included in the reconciliation that affect the consolidated financial statements of the Company are described below.

a) Restatement of Prior Year Financial Statements:
As explained in Note 4 a), in accordance with Mexican FRS, the financial statements for Mexican subsidiaries for prior years were restated using inflation factors and for foreign subsidiaries and affiliated companies for prior years was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located, then translated to Mexican pesos at the year-end exchange rate.

Under U.S. GAAP, the Company applies the regulations of the Securities and Exchange Commission of the United States of America ("SEC"), which require that prior year financial statements be restated in constant units of the reporting currency, in this case the Mexican peso, which requires the restatement of prior year amounts using Mexican inflation factors.

Additionally, all other U.S. GAAP adjustments for prior years have been restated based upon this methodology.

b) Classification Differences:
Certain items require a different classification in the balance sheet or income statement under U.S. GAAP. These include:

- As explained in Note 4 c), under Mexican FRS, advances to suppliers are recorded as inventories. Under U.S. GAAP advances to suppliers are classified as prepaid expenses;
- Impairment of intangible and other long-lived assets, the gains or losses on the disposition of fixed assets, all severance indemnity charges and employee profit sharing are included in operating expenses under U.S. GAAP;

- Under Mexican FRS, deferred taxes are classified as non-current, while under U.S. GAAP they are based on the classification of the related asset or liability or their estimated reversal date when not associated with an asset or liability.
- Under Mexican FRS, restructuring costs are recorded as other expenses. For U.S. GAAP purposes, such restructuring costs are recorded as operating expenses.

c) Deferred Promotional Expenses:
As explained in Note 4 e), for Mexican FRS purposes, the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For U.S. GAAP purposes, such promotional costs are expensed as incurred.

d) Intangible Assets:
As mentioned in Note 4 j), under Mexican FRS, until December 31, 2002, all intangible assets were amortized over a period of no more than 20 years. Effective January 1, 2003, revised Bulletin C-8, "Activos Intangibles" (Intangible Assets), went into effect and recognizes that certain intangible assets (excluding goodwill) have indefinite lives and should not be amortized. In accordance with Statement of Financial Accounting Standars ("SFAS") No. 142, "Goodwill and Other Intangible Assets" (effective January 1, 2002), goodwill and indefinite-lived intangible assets are also no longer subject to amortization, but rather are subject to periodic assessment for impairment. Accordingly, amortization of indefinite-lived intangible assets was discontinued in 2002 for U.S. GAAP. For Mexican FRS the amortization of indefinite-lived intangible assets was discontinued in 2003, and the amortization of indefinite-lived assets was discontinued in 2004.

As a result of the adoption of this SFAS No. 142, the Company performed an initial impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests are performed annually by the Company, unless an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In such case an impairment test would be performed between annual tests.

e) Restatement of Imported Equipment:
As explained in Note 4 g), under Mexican FRS, imported machinery and equipment have been restated by applying the inflation rate of the country of origin and translated into Mexican pesos using the period-end rate.

Under U.S. GAAP, the Company applies the regulations of the SEC, which require that all machinery and equipment, both domestic and imported, be restated using domestic inflation factors of each subsidiary.

f) Capitalization of the Integral Result of Financing:
Through December 2006, the Company did not capitalize the integral result of financing, which was previously optional under Mexican FRS. On January 1, 2007, NIF D-6 "Capitalization of Integral Result of Financing" went into effect. This standard establishes that the integral result of financing generated as a result of loans obtained to finance investment projects must be capitalized as part of the cost of "qualified" assets when certain conditions are met. This standard does not require retrospective application. The adoption of this standard did not have an impact on the Company's consolidated financial position or results of operations.

In accordance with SFAS No. 34, "Capitalization of Interest Cost", if the integral result of financing is incurred during the construction of qualifying assets, capitalization is required for all assets that require a period of time to get them ready for their intended use. Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the U.S. GAAP reconciliation of the majority net income and majority stockholders' equity. If the borrowings are denominated in U.S. dollars, the weighted average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized. If the borrowings are denominated in Mexican pesos, the amount of interest to be capitalized as noted above is reduced by the gain on monetary position associated with the debt.

g) Derivative Financial Instruments:
As of January 1, 2005, in accordance with Mexican FRS, as mentioned in Note 4 s), the Company values and records all derivative financial instruments and hedging activities according to Bulletin C-10, "Instrumentos Financieros Derivados y Operaciones de Cobertura" (Derivative Financial Instruments and Hedging Activities), which establishes similar accounting treatment as described in SFAS No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities." Therefore, as of such date the Company no longer has any difference as it relates to derivative financial instruments.

h) Deferred Income Tax and Employee Profit Sharing and Uncertain Tax Positions:
The Company calculates its deferred income tax and employee profit sharing in accordance with SFAS No. 109, "Accounting for Income Taxes," for U.S. GAAP purposes, which differs from Mexican FRS as follows:

- Under Mexican FRS, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result of monetary position. Under U.S. GAAP, the deferred tax balance is classified as a non-monetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain or loss on monetary position and deferred income tax provision;
- Under Mexican FRS, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to reverse within a defined period, while under U.S. GAAP, the same liability method used for deferred income tax is applied; and

- The differences in start-up expenses, restatement of imported machinery and equipment, capitalization of financing costs, financial instruments and pension plan mentioned in Note 26 c), e), f), and i) generate a difference when calculating the deferred income tax under U.S. GAAP compared to that presented under Mexican FRS (see Note 23 d).

As explained in Note 23 a), the 2005 employee profit sharing to be paid in 2006 will be deductible for Mexican income tax purposes. This deduction reduces the payments of income tax in subsequent years. Therefore, the Company recorded a reduction to the deferred income tax liability under U.S. GAAP of Ps. 64 and Ps. 74 as of December 31, 2007 and 2006, respectively.

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes". FIN 48 provides detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more-likely-than-not recognition threshold, the tax effect is recognized at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement. Any difference between the tax position taken in the tax return and the tax position recognized in the financial statements using the criteria above results in the recognition of a liability in the financial statements for the unrecognized benefit. Similarly, if a tax position fails to meet the more-likely-than-not recognition threshold, the benefit taken in the tax return will also result in the recognition of a liability in the financial statements for the full amount of the unrecognized benefit. FIN 48 became effective for fiscal years beginning after December 15, 2006 for public entities and their subsidiaries. The Company adopted FIN 48 as of January 1, 2007, as required. The provisions of FIN 48 were applied to all tax positions under SFAS No. 109 upon initial adoption. The impact of adopting this interpretation was not material to the Company's consolidated financial position, results of operations or cash flows.

The reconciliation of deferred income tax and employee profit sharing, as well as the changes in the balances of deferred taxes, are as follows:

Reconciliation of Deferred Income Tax, net	2007	2006
Deferred income tax liability (asset) under Mexican FRS, net	Ps. 225	Ps. (382)
U.S. GAAP adjustments:		
Restatement of imported equipment and capitalization of financing results	298	159
Tax deduction for deferred employee profit sharing	(64)	(74)
Deferred promotional expenses	(14)	(10)
Pension liability	(15)	(36)
Seniority premiums	(2)	(1)
Severance indemnities	(68)	(61)
Total U.S. GAAP adjustments	135	(23)
Restatements of prior year financial statements	-	244
Deferred income tax, net under U.S. GAAP	Ps. 360	Ps. (161)

The total deferred income tax expense under U.S. GAAP includes the corresponding current portion as of December 31, 2007 and 2006 of Ps. (501) and Ps. (366), respectively.

Changes in the Balance of Deferred Income Tax	2007	2006
Initial balance	Ps. (161)	Ps. (258)
Provision for the year	224	238
Other comprehensive income	297	(141)
Ending balance	Ps. 360	Ps. (161)

Reconciliation of Deferred Employee Profit Sharing	2007	2006
Deferred employee profit sharing under Mexican FRS	Ps. -	Ps. -
U.S. GAAP adjustments:		
Inventories	18	37
Property, plant and equipment, net	458	350
Deferred charges	(19)	(40)
Labor liabilities	(64)	(51)
Severance indemnities	(24)	(12)
Other reserves	(139)	(20)
Total U.S. GAAP adjustments	230	264
Deferred employee profit sharing under U.S. GAAP	Ps. 230	Ps. 264

The total deferred employee profit sharing under U.S. GAAP includes the corresponding current portion as of December 31, 2007 and 2006 of Ps. (161) and Ps. (1), respectively.

Changes in the Balance of Deferred Employee Profit Sharing		2007		2006
Initial balance	Ps.	264	Ps.	426
Provision for the year		(31)		(145)
Other comprehensive income		(3)		(17)
Ending balance	Ps.	230	Ps.	264

i) Labor Liabilities:

Under Mexican FRS, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3 which is substantially the same as SFAS No. 87, "Employers' Accounting for Pensions," except for the initial year of application of both standards, which generates a difference in the unamortized net transition obligation and in the amortization expense.

In January 1997, as a result of the application of inflationary accounting, Mexican FRS determined that labor obligations are non-monetary liabilities and required the application of real, instead of nominal, interest rates in actuarial calculations. These changes required recalculation of the accumulated transition obligation, and the difference in the transition obligation represents the sum of the actuarial gains or losses since the first year that labor obligations have been calculated.

The Company uses the same real interest rate for both U.S. GAAP and Mexican FRS. As a result, the transition obligation has been recalculated and the difference is being amortized over the average life of employment of the Company's personnel.

Under Mexican FRS, as mentioned in Note 4 m), Mexican Bulletin D-3 requires the recognition of a severance indemnity liability calculated based on actuarial computations. The same recognition criteria under U.S. GAAP is established in SFAS No. 112, "Employers' Accounting for Postemployment Benefits," which has been effective since 1994.

Beginning in 2005, the Company applies the same considerations as required by Mexican FRS to recognize the severance indemnity liability for U.S. GAAP purposes. The cumulative effect of the severance obligation related to vested services was recorded in the 2005 income statement since the effect was not considered to be quantitatively or qualitatively material to the Company's consolidated U.S. GAAP financial statements taken as a whole. The additional labor liability has not been recorded for U.S. GAAP purposes.

In 2006, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R),". This statement requires companies to (1) fully recognize, as an asset or liability, the overfunded or underfunded status of defined pension and other postretirement benefit plans; (2) recognize changes in the funded status through other comprehensive income in the year in which the changes occur; and (3) provide enhanced disclosures. The impact of adoption, including the interrelated impact on the minimum pension liability, resulted in a (decrease) increase in total liabilities and an (increase) decrease in stockholders' equity reported under U.S. GAAP of Ps. (62) and Ps. 10, respectively.

Prior to the adoption of SFAS No. 158, there was no difference in the liabilities for seniority premiums between Mexican FRS and U.S. GAAP.

The reconciliation of the cost for the period and labor liabilities is as follows:

Net Pension Cost		2007		2006		2005
Net pension cost recorded under Mexican FRS	Ps.	105	Ps.	72	Ps.	76
U.S. GAAP adjustments:						
Amortization of unrecognized transition obligation		1		2		1
Restatement of prior year financial statements		–		(3)		(5)
Net pension cost under U.S. GAAP	Ps.	106	Ps.	71	Ps.	72

Pension Liability		2007		2006
Pension liability under Mexican FRS	Ps.	631	Ps.	615
U.S. GAAP adjustments:				
Unrecognized net transition obligation		59		46
Reclassification pursuant to SFAS No. 158		(68)		23
Restatement of prior year financial statements		–		(13)
Pension liability under U.S. GAAP	Ps.	622	Ps.	671

The reconciliation of the net severance indemnity cost and severance indemnity liability is as follows:

Net Severance Indemnity Cost		2007		2006		2005
Net severance indemnity cost under Mexican FRS	Ps.	58	Ps.	79	Ps.	57
U.S. GAAP adjustments:						
Amortization of unrecognized transition obligation		49		61		167
Restatement of prior year financial statements		–		(6)		(2)
Net severance indemnity cost under U.S. GAAP	Ps.	107	Ps.	134	Ps.	222

Severance Indemnity Liability		2007		2006
Severance indemnity liability under Mexican FRS	Ps.	290	Ps.	242
U.S. GAAP adjustments:				
Unrecognized net transition obligation		148		158
Unrecognized net actuarial loss		147		70
Cancellation of the additional labor liability recorded under Mexican FRS		(277)		(213)
Restatement of prior year financial statements		–		(17)
Severance indemnity liability under U.S. GAAP	Ps.	308	Ps.	240

The reconciliation of the seniority premiums liability is as follows (1):

Seniority premiums liability		2007		2006
Seniority premiums liability under Mexican FRS	Ps.	72	Ps.	68
U.S. GAAP adjustments:				
Reclassification pursuant to SFAS No. 158		6		2
Seniority premiums liability under U.S. GAAP	Ps.	78	Ps.	70

(1) There are no U.S. GAAP adjustments which affect the net seniority premium cost.

		Pension and Retirement Plans		Seniority Premiums
Actuarial net (gain) loss and prior service cost recognized in OCI during the year	Ps.	(80)	Ps.	6
Actuarial net loss and prior service recognized as component of net periodic pension cost		(12)		(2)
Net transition liability recognized as component of net periodic cost		1		-
Actuarial net (gain) loss, prior service (credit) cost and transitions liability included in accumulate OCI		(68)		6
Estimate to be recognized as a component of net periodic pension cost over the following fiscal year:				
Net transition obligation		1		-
Prior service cost		10		-
Actuarial loss		(1)		3

j) Minority Interest:

Under Mexican FRS, the minority interest in consolidated subsidiaries is presented as a separate component within stockholders' equity in the consolidated balance sheet.

Under U.S. GAAP, this item must be excluded from consolidated stockholders' equity in the consolidated balance sheet. Additionally, the minority interest in the net earnings of consolidated subsidiaries is deducted from consolidated net income.

The U.S. GAAP adjustments disclosed in Note 27 are calculated on a consolidated basis. The minority interest effect over those adjustments is not significant.

k) Statement of Cash Flows:

Under Mexican FRS, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, "Estado de Cambios en la Situación Financiera" (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending balance sheet items presented in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with U.S. GAAP, the Company follows SFAS No. 95, "Statement of Cash Flows," which is presented in historical Mexican pesos, without the effects of inflation (see Note 26 l).

l) Financial Information Under U.S. GAAP:

Consolidated Balance Sheets	2007	2006
ASSETS		
Current Assets:		
Cash and cash equivalents	Ps. 7,542	Ps. 4,641
Accounts receivable	4,706	2,798
Inventories	3,338	2,831
Recoverable taxes	450	555
Investments in shares available for sale	684	-
Other current assets	694	630
Deferred income tax and employee profit sharing	651	487
Total current assets	18,065	11,942
Investments in shares	1,476	425
Property, plant and equipment	22,968	21,242
Intangible assets and other assets	44,789	43,254
Deferred income tax and employee profit sharing	1,284	1,691
TOTAL ASSETS	Ps. 88,582	Ps. 78,554
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Bank loans	Ps. 1,062	Ps. 1,132
Interest payable	274	280
Current maturities of long-term debt	3,752	2,157
Suppliers	6,100	5,358
Taxes payable	1,861	1,013
Accounts payable, accrued expenses and other liabilities	3,148	2,559
Deferred income tax and employee profit sharing	47	119
Total current liabilities	16,244	12,618
Long-Term Liabilities:		
Bank loans and notes payable	14,102	16,789
Deferred income tax and employee profit sharing	2,478	2,162
Labor liabilities	1,008	981
Other liabilities	3,625	2,974
Total long-term liabilities	21,213	22,906
Total liabilities	37,457	35,524
Minority interest in consolidated subsidiaries	1,653	1,260
Stockholders' equity	49,472	41,770
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	Ps. 88,582	Ps. 78,554

Consolidated Income Statements and Comprehensive Income	2007	2006	2005
Net sales	Ps. 68,969	Ps. 59,702	Ps.53,809
Other operating revenues	162	238	387
Total revenues	69,131	59,940	54,196
Cost of sales	36,118	31,426	27,789
Gross profit	33,013	28,514	26,407
Operating expenses:			
Administrative	3,810	3,536	3,090
Selling	18,462	15,635	14,597
Restructuring	–	594	–
	22,272	19,765	17,687
Income from operations	10,741	8,749	8,720
Integral result of financing:			
Interest expense	2,118	2,176	2,647
Interest income	(613)	(327)	(302)
Foreign exchange (gain) loss	(99)	238	(296)
Gain on monetary position	(1,007)	(1,054)	(878)
Market value (gain) loss on ineffective portion of derivative financial instruments	(114)	117	55
	285	1,150	1,226
Other expenses (income), net	231	(101)	90
Income before income taxes	10,225	7,700	7,404
Income taxes	3,272	2,420	2,467
Income before minority interest	6,953	5,280	4,937
Minority interest in results of consolidated subsidiaries	(188)	(176)	(128)
Net income	Ps. 6,765	Ps. 5,104	Ps. 4,809
Other comprehensive income	1,768	1,023	(336)
Comprehensive income	Ps. 8,533	Ps. 6,127	Ps. 4,473
Net income per share	Ps. 3.66	Ps. 2.76	Ps. 2.60

Consolidated Cash Flows [1]	2007	2006	2005
Cash flows from operating activities:			
Net income	Ps. 6,765	Ps. 5,104	Ps. 4,809
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Minority interest	188	176	128
Inflation effect	(1,299)	(846)	(558)
Depreciation	1,776	1,514	1,332
Restructuring costs	-	363	-
Deferred income taxes	224	229	(94)
Amortization and other non-cash charges	1,575	1,302	1,146
Changes in operating assets and liabilities:			
Accounts receivable	(2,082)	(195)	(895)
Inventories	(615)	(685)	253
Recoverable taxes and other current assets	(37)	17	58
Suppliers	996	413	653
Taxes and accounts payable and accrued expenses and other liabilities	2,407	12	(316)
Labor liabilities	(129)	(123)	(188)
Net cash flows provided by operating activities	9,769	7,281	6,328
Cash flows from (using in) investing activities:			
Acquisitions of property, plant and equipment	(3,432)	(2,413)	(2,364)
Disposals of property, plant and equipment	587	322	521
Investments in shares and other assets	(2,108)	(966)	(1,410)
Investments in shares available for sale	(684)	-	-
Restricted cash	12	(165)	86
Net cash flows used in investing activities	(5,625)	(3,222)	(3,167)
Cash flows from (using in) financing activities:			
Bank loans	4,641	3,753	4,328
Debt payments	(5,082)	(4,634)	(8,884)
Dividends declared and paid	(809)	(694)	(620)
Other financing activities	(149)	2	444
Net cash flows used in financing activities	(1,399)	(1,573)	(4,732)
Cash and cash equivalents:			
Net increase (decrease)	2,745	2,486	(1,571)
Translation effect on cash and cash equivalents	324	100	12
Initial balance	4,473	1,887	3,446
Ending balance	Ps. 7,542	Ps. 4,473	Ps. 1,887
Supplemental cash flow information:			
Interest paid	Ps. 2,062	Ps. 2,121	Ps. 2,187
Income taxes and tax on assets paid	3,265	2,296	2,718

[1] Expressed in millions of historical Mexican pesos.

Consolidated Statements of Changes in Stockholders' Equity	2007	2006
Stockholders' equity at the beginning of the period	Ps. 41,770	Ps.36,439
Dividends declared and paid	(831)	(743)
Adoption of SFAS No. 158	-	(53)
Other comprehensive income (loss):		
Cumulative translation adjustment	(241)	(156)
Restatement of prior year financial statements	1,197	519
Gain on cash flow hedges	156	115
Labor liabilities	-	(21)
Result of holding non-monetary assets	656	566
Total other comprehensive income	1,768	1,023
Net income	6,765	5,104
Stockholders' equity at the end of the period	Ps. 49,472	Ps.41,770

Note 27. Reconciliation of Mexican FRS to U.S. GAAP.

a) Reconciliation of Net Income:

	2007	2006	2005
Net majority income under Mexican FRS	Ps. 6,908	Ps. 5,292	Ps. 4,895
U.S. GAAP adjustments:			
Restatement of prior period financial statements (Note 26 a)	-	(224)	53
Restatement of imported equipment (Note 26 e)	(185)	(52)	(37)
Capitalization of the integral result of financing (Note 26 f)	2	13	(12)
Derivative financial instruments (Note 26)	-	-	(33)
Deferred income taxes (Note 26 h)	64	(15)	4
Deferred employee profit sharing (Note 26 h)	31	145	88
Labor liabilities (Note 26 i)	(1)	(2)	(1)
Severance indemnities (Note 26 i)	(49)	(61)	(167)
Deferred promotional expenses (Note 26 c)	(12)	8	19
Minority interest (Note 26 j)	7	-	-
Total U.S. GAAP adjustments	(143)	(188)	(86)
Net income under U.S. GAAP	Ps. 6,765	Ps. 5,104	Ps. 4,809

Under U.S. GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral result of financing, intangible assets and goodwill as well as pension plan liabilities, which are non-monetary.

b) Reconciliation of Stockholders' Equity:

	2007	2006
Majority stockholders' equity under Mexican FRS	Ps. 49,140	Ps.42,980
U.S. GAAP adjustments:		
Restatement of prior year financial statements (Note 26 a)	-	(1,197)
Intangible assets (Note 26 d)	46	46
Restatement of imported equipment (Note 26 e)	920	490
Capitalization of the integral result of financing (Note 26 f)	80	78
Deferred income taxes (Note 26 h)	(135)	23
Deferred employee profit sharing (Note 26 h)	(230)	(264)
Deferred promotional expenses (Note 26 c)	(45)	(33)
Pension liability (Note 26 i)	(65)	(131)
Seniority premiums (Note 26 i)	(8)	(5)
Severance indemnities (Note 26 i)	(219)	(217)
Minority interest (Note 26 j)	(12)	-
Total U.S. GAAP adjustments	332	(1,210)
Stockholders' equity under U.S. GAAP	Ps. 49,472	Ps.41,770

c) Reconciliation of Comprehensive Income:

	2007	2006	2005
Majority comprehensive income under Mexican FRS	Ps. 6,991	Ps. 5,693	Ps. 4,260
U.S. GAAP adjustments:			
Net income (loss) (Note 27 a)	(143)	(188)	(86)
Derivative financial instruments	-	-	(156)
Restatement of prior years financial statements	1,197	602	29
Result of holding non-monetary assets	629	15	426
Labor obligations	(122)	5	-
Minority Interest	(19)	-	-
Comprehensive income under U.S. GAAP	Ps. 8,533	Ps. 6,127	Ps. 4,473

Note 28. Future Impact of Recently Issued Accounting Standards Not Yet in Effect.

a) Mexican FRS:

During 2007, the following new accounting standards were issued under Mexican FRS the application of which is required as indicated. Except as noted below, the Company will adopt these standards as of January 1, 2008 and has not fully assessed the effect of adopting these new standards on its financial information.

- **NIF B-2, "Estado de Flujo de Efectivo" (Statement of Cash Flows)**
  This NIF establishes general rules for the presentation, structure and preparation of a cash flow statement, as well as the disclosures supplementing such statement, which replaces the statement of changes in financial position. NIF B-2 requires that the statement show a company's cash inflows and outflows during the period. Line items should be preferably presented gross. Cash flows from financing activities are now presented below those from investing activities (a departure from the statement of changes in financial position). In addition, NIF B-2 allows entities to determine and present their cash flows from operating activities using either the direct or indirect method.

- **NIF B-10, "Efectos de la Inflación" (Inflation Effects)**
  NIF B-10 defines two economic environments: a) inflationary environment, when cumulative inflation of three preceding years is 26% or more, in which case, the effects of inflation should be recognized using the comprehensive method; and b) non-inflationary environment, when cumulative inflation of the three preceding years is less than 26%, in which case, no inflationary effects should be recognized in the financial statements. Additionally, NIF B-10 eliminates the replacement cost and specific indexation methods for inventories and fixed assets, respectively, and requires that the cumulative gain or loss from holding non-monetary assets be reclassified to retained earnings, if such gain or loss is realized; the gain or loss that is not realized will be maintained in stockholders' equity and charged to current earnings of the period in which the originating item is realized. Based on current levels of inflation, the Company will discontinue inflation accounting for all of its Mexican subsidiaries and certain of its foreign subsidiaries in 2008.

- **NIF B-15, "Conversión de Monedas Extranjeras" (Foreign Currency Translation)**
  NIF B-15 eliminates classification of integrated foreign operations and foreign entities and incorporates the concepts of accounting currency, functional currency and reporting currency. NIF B-15 establishes the procedures to translate the financial information of a foreign subsidiary: i) from the accounting to the functional currency, and ii) from the functional to the reporting currency, and allows entities to present their financial statements in a reporting currency other than their functional currency.

- **NIF D-3, "Beneficios a los Empleados" (Labor Liabilities)** .
  This NIF includes current and deferred PTU. Deferred PTU should be calculated using the same methodology establishes in NIF D-4. It also includes the career salary concept and the amortization period of most items reduced to five years. Items will be amortized over a 5-year period, or less, if employees' remaining labor life is less than the:
  - Beginning balance of the transition liability for severance and retirement benefits
  - Beginning balance of past service cost and changes to the plan
  - Beginning balance of gains and losses from severance benefits, according to actuarial calculations, should be amortized against the results of 2008
  - Beginning balance of gains and losses from retirement benefits, according to actuarial calculations, should be amortized over a 5-year period (net transition liability), with the option to fully amortize such item against the results of 2008.

- **NIF D-4, "Impuestos a la Utilidad" (Income Taxes)**
  This NIF relocates accounting for current and deferred PTU to NIF D-3, eliminates the permanent difference concept, redefines and incorporates various definitions.

b) U.S. GAAP:

The following new accounting standards have been issued under U.S. GAAP, the application of which is required as indicated. Except as noted below, the Company does not anticipate that those new standards will have a significant impact on its consolidated financial position or results of operations.

- **FSP FIN No. 39, "FASB Staff Position ("FSP") FASB Interpretation No. 39 "Offsetting of amounts Related to Certain Contracts"**
  This FSP amends paragraph 3 of FASB Interpretation No. 39, to replace the terms conditional contracts and exchange contracts with the term derivative instruments as defined in SFAS No. 133. It also amends paragraph 10 of FASB Interpretation No. 39 to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with that paragraph. This FSP is effective for fiscal years beginning after November 15, 2007.

- **SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities"**
  This standard permits entities to choose to measure financial instruments and certain other items at fair value to mitigate volatility in reported earnings. SFAS No. 159 is expected to expand the use of fair value measurement, which is consistent with the Board's long-term measurement objectives for accounting for financial instruments. According to this Statement these are eligible items for the use of the fair value measurement: (1) Recognized financial assets and financial liabilities; (2) Firm commitments that would otherwise not be recognized at inception and that involve only financial instruments; (3) Nonfinancial insurance contracts and warranties that the insurer can settle by paying a third party to provide those goods or services; (4) Host financial instruments resulting from separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

- **SFAS No. 141(R), "Business Combinations" an amendment of SFAS No. 141"**
  This statement requires (a) a company to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at fair value as of the acquisition date; and (b) an acquirer in preacquisiton periods to expense all acquisition-related costs. SFAS No. 141(R) requires that any adjustments to an acquired entity's deferred tax asset and liability balance that occur after the measurement period be recorded as a component of income tax expense. This accounting treatment is required for business combinations consummated before the effective date of SFAS No. 141(R) (non-prospective) otherwise SFAS No. 141(R) must be applied prospectively. Early adoption is prohibited. SFAS No. 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

- **SFAS No. 157, "Fair Value Measurements"**
  This statement establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The changes to current practice resulting from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. On February 12, 2008, the FASB issued FSP FAS 157-1 and FSP FAS 157-2, which remove leasing transactions accounted for under SFAS No. 13, "Accounting for Leases" from the scope of SFAS No. 157 and partially defer the effective date of SFAS No. 157 as it relates all nonrecurring fair value measurements of nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

- **SFAS No. 160, "Noncontrolling Interest in Consolidated Financial Statements"**
  This statement has the following effects on an entities' financial statements: (a) amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and the deconsolidation of a subsidiary; (b) changes the way the consolidated income statement is presented; (c) establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation; (d) requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated; and (e) requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent company and the interests of the noncontrolling owners of a subsidiary. SFAS No. 160 must be applied prospectively and early adoption is prohibited. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is in the process of determining the impact of adopting this new accounting principle on its consolidated financial position and results of operations.

Note 29. Relevant Events.

The Company reached an understanding with The Coca-Cola Company to acquire its wholly-owned bottling franchise Refrigerantes Minas Gerais Ltda., "REMIL" in Brazil. The closing, terms and conditions of the transaction are subject to a confirmatory due-diligence process, negotiation and execution of a definitive agreement and approval by the Boards of Directors of both companies and competition regulatory authorities. The transaction is expected to close in 2008.

Glossary.

The Coca-Cola Company: Founded in 1886, The Coca-Cola Company is the world's leading manufacturer, marketer and distributor of non-alcoholic beverage concentrates and syrups that are used to produce more than 230 beverage brands. The Coca-Cola Company's corporate headquarters are in Atlanta with local operations in nearly 200 countries around the world.

Consumer: Person who consumes Coca-Cola FEMSA products.

Conventional Sales: The person in charge of delivery makes immediate sales from inventory available on the truck.

Customer: Retail outlet, restaurant or other operation that sells or serves the company's products directly to consumers.

Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA): Founded in 1890, Monterrey, Mexico-based FEMSA is the largest beverage company in Latin America, with exports to the United States and selected markets in Europe, Asia and Latin America. Its subsidiaries include: FEMSA Cerveza, which produces and sells recognized beer brands such as Tecate, Carta Blanca, Superior, Sol, XX Lager, Dos Equis and Bohemia; Coca-Cola FEMSA; FEMSA Empaques (Packaging); FEMSA Comercio (Retail); and FEMSA Logistica (Logistics).

Non-carb: Non-carbonated beverages excluding non-flavored water.

Per Capita Consumption: The average number of eight-ounce servings consumed per person, per year in a specific market. To calculate per capita consumption, the company multiplies its unit case volume by 24 and divides by the population.

Pre-sale System: Separates the sales and delivery functions and allows sales people to sell products prior to delivery, and the delivery trucks are loaded with the mix of products that clients have previously ordered.

Serving: Equals eight fluid ounces of a beverage.

Soft Drink: A non-alcoholic carbonated beverage containing flavorings and sweeteners. It excludes flavored waters and carbonated or non-carbonated tea, coffee and sports drinks.

Sparkling Beverages: Previously referred as carbonated soft dinks.

Still Beverages: Previously referred as non-carbonated beverages.

Unit Case: Unit of measurement that equals 24 eight fluid ounce servings.

Unit Case Volume: Number of unit cases that the company sells to its customers. It is considered an excellent indicator of the underlying strength of soft drink sales in a particular market.

Board Practices.

1. Finance and Planning Committee. The Finance and Planning Committee works with the management to set annual and long-term strategic and financial plans of the company and monitors adherence to these plans. It is responsible for setting our optimal capital structure of the company and recommends the appropriate level of borrowing as well as the issuance of securities. Financial risk management is another responsibility of the Finance and Planning Committee. The Chairman of the Finance Committe is Irial Finan. The members are Javier Astaburuaga Sanjines, Federico Reyes García, Ricardo Guajardo Touché and Enrique Senior. The Secretary of the Finance and Planning Committee is Hector Treviño Gutiérrez, our Chief Financial Officer.

2. Audit Committee. The Audit Committee is responsible for reviewing the accuracy and integrity of quarterly and annual financial statements in accordance with accounting, internal control and auditing requirements and shall perform the duties set forth in the Securities Market Law. The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor, who reports directly to the Audit Committee. The Audit Committee has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing matters. To carry out its duties, the Audit Committee may hire independent counsel and other advisors. As necessary, the company compensates the independent auditor and any outside advisor hired by the Audit Committee and provides funding for ordinary administrative expenses incurred by the Audit Committee in the course of its duties. Alexis E. Rovzar de la Torre is the Chairman of the Audit Committee. The additional members include: Charles H. McTier, José Manuel Canal Hernando, Francisco Zambrano Rodríguez y Alfonso González Migoya. Each member of the Audit Committee is an independent director, as required by the Mexican Securities Market Law and applicable New York Stock Exchange listing standards. The Secretary of the Audit Committee is José González Ornelas, head of FEMSA's internal audit area.

3. Corporate Practices Committee. The corporate practices committee shall perform the duties set forth in the Securities Market Law, and is mainly in charge of assisting the board of directors in its compliance with the board's surveillance duties. It is also responsible for and may carry-out, among others, the following (1) provide its opinion to the board of directors on the matters set forth in the Securities Market Law, (2) request the opinion of an independent expert on those cases deemed necessary by such Corporate Practices Committee or as required by Mexican law, (3) call to shareholders' meetings; and (4) assist the board of directors in the preparation of certain reports. The Chairman of the Corporate Practices Committee is Daniel Servitje Montul. The members are Helmut Paul and Karl Frei. The Secretaries are Gary Fayard and Alfonso Garza Garza.

Directors and Officers.

EXECUTIVE OFFICERS

Carlos Salazar Lomelin
Chief Executive Officer
7 Years as an Officer

Ernesto Torres Arriaga
Vice-President
14 Years as an Officer

Héctor Treviño Gutiérrez
Chief Financial and Administrative Officer
14 Years as an Officer

Rafael Suárez Olaguibel
Chief Operating Officer – Latin Centro
14 Years as an Officer

John Santa María Otazúa
Chief Operating Officer –Mexico
12 Years as an Officer

Ernesto Silva Almaguer
Chief Operating Officer –Mercosur
11 Years as an Officer

Alejandro Duncan Ancira
Technical Director
6 Years as an Officer

Eulalio Cerda Delgadillo
Human Resources Director
7 Years as an Officer

Hermilo Zuart Ruíz
Corporate Development Officer
5 Years as an Officer

Tanya Avellan Pinoargote
Commercial Planning and Strategic Development Officer
2 Year as an Officer

DIRECTORS

Directors Appointed by Series A Shareholders

Eugenio Garza Lagüera
Honorary Chairman of the Board, Grupo Financiero BBVA Bancomer, Chairman, Instituto Tecnologico de Estudios Superiores de Monterrey, FEMSA and Grupo Industrial Emprex, Regional Advisor of Banco de Mexico and a member of the executive committee of the National Environment for Culture and the Art
14 Years as a Board Member

José Antonio Fernández Carbajal
Chairman of the Board, Coca-Cola FEMSA
Chairman of the Board and Chief Executive Officer, FEMSA
15 Years as a Board Member
Alternate: Alfredo Livas Cantú

Alfonso Garza Garza
Human Resources Vice President of FEMSA
12 Years as a Board Member
Alternate: Paulina Garza de Marroquín

Carlos Salazar Lomelín
Chief Executive Officer of KOF
7 Years as a Board Member
Alternate: Max Michel Suberville

Ricardo Guajardo Touché
Member of the board and Chairman of the Audit Committee of Grupo Financiero BBVA Bancomer
15 Years as a Board Member
Alternate: Eduardo Padilla Silva

Mariana Garza de Treviño
Private Investor
1 Year as a Board Member
Alternate: Bárbara Garza de Braniff

Federico Reyes García
Corporate Development Officer of FEMSA
15 Years as a Board Member
Alternate: Alejandro Bailleres Gual

Javier Astaburuaga Sanjines
Chief Financial Officer and Executive Vice President of Strategic Development of FEMSA
2 Year as a Board Member
Alternate: Francisco José Calderón Rojas

Alfonso González Migoya[1]
Independent Consultant
2 Year as a Board Member
Alternate: Francisco Garza Zambrano

Daniel Servitje Montul[1]
Chief Executive Officer of Grupo Bimbo, S.A.B. de C.V.
10 Years as a Board Member
Alternate: Sergio Deschamps Ebergeney

Enrique Senior
Investment Banker at Allen & Company, Inc.
4 years as a Board Member
Alternate: Herbert Allen III

José Luis Cutrale
General Director of Sucocitrico Cutrale
4 years as a Board Member
Alternate: José Luis Cutrale Jr.

Directors Appointed by Series D Shareholders

Gary Fayard
Chief Financial Officer of The Coca-Cola Company
5 Years as a Board Member
Alternate: David Taggart

Irial Finan
President of Bottling Investments of The Coca-Cola Company
4 Years as a Board Member
Alternate: Mark Harden

Charles H. McTier[1]
President of the Robert W. Woodruff Foundation
10 Years as a Board Member

Eva Garza de Fernández
Private Investor
1 Year as a Board Member
Alternate: Geoffrey J. Kelly

Director Appointed by Series L Shareholders

Alexis E. Rovzar de la Torre[1]
Executive Partner at White & Case
15 Years as a Board Member
Alternate: Arturo Estrada Treanor

José Manuel Canal Hernando[1]
Independent Consultant
5 Years as a Board Member
Alternate: Helmut Paul

Francisco Zambrano Rodriguez[1]
Vice-President Desarrollo de Fondos Inmobiliarios, S.A. de C.V.
5 Years as a Board Member
Alternate: Karl Frei

SECRETARY

Carlos Eduardo Aldrete Ancira
General Counsel, FEMSA
15 Years as Secretary
Alternate: Carlos Diaz Saenz

Relation:
[1] Independent

Shareholder and analyst information.

INVESTOR RELATIONS

Alfredo Fernández
alfredo.fernandez@kof.com.mx
Gonzalo Garcia
gonzalojose.garciaa@kof.com.mx
Maximilian Zimmermann
maximilian.zimmermann@kof.com.mx

Coca-Cola FEMSA, S.A.B. de C.V.
Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fe 01210,
Mexico, D.F. Mexico
Phone: (5255) 5081-5121 / 5120 / 5148
Fax: (5255) 5292-3473

Web site: **www.coca-colafemsa.com**

Legal Counsel of the Company
Carlos L. Diaz Saenz
Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fe 01210,
Mexico, D.F. Mexico
Phone: (5255) 5081-5297

Independent Accountants
Galaz, Yamazaki, Ruiz Urquiza, S.C.
A member firm of Deloitte Touche Tohmatsu
Paseo de la Reforma 505 piso 28
Col. Cuauhtemoc 06500,
Mexico, D.F. Mexico
Phone: (5255) 5080-6000

Stock Exchange Information
Coca-Cola FEMSA's common stock is traded on the Bolsa Mexicana de Valores, (the Mexican Stock Exchange) under the symbol KOFL and on the New York Stock Exchange, Inc. (NYSE) under the symbol KOF.

Transfer agent and registrar
Bank of New York
101 Barclay Street 22W
New York, New York 10286
U.S.A.
Phone: (212) 815-2206

KOF
New York Stock Exchange
Quarterly ADR Information

U.S. Dollars per ADR			**2007**
Quarter Ended	*High*	*Low*	*Close*
December 31	$ 49.28	$ 40.54	$ 49.28
September 30	48.05	38.00	42.14
June 30	45.83	36.11	42.92
March 31	40.96	33.70	35.75

U.S. Dollars per ADR			2006
Quarter Ended	*High*	*Low*	*Close*
December 31	$ 38.00	$ 30.91	$ 38.00
September 30	32.38	28.53	31.27
June 30	34.44	26.75	29.52
March 31	33.20	27.38	33.20

KOFL
Mexican Stock Exchange
Quarterly Stock Information

Mexican Pesos per share			**2007**
Quarter Ended	*High*	*Low*	*Close*
December 31	$ 53.65	$ 44.50	$ 53.65
September 30	51.88	41.35	46.93
June 30	49.99	39.71	47.82
March 31	44.83	37.39	39.53

Mexican Pesos per share			2006
Quarter Ended	*High*	*Low*	*Close*
December 31	$ 41.45	$ 34.12	$ 41.03
September 30	35.51	31.35	34.18
June 30	37.57	30.50	33.48
March 31	36.46	29.10	36.46

Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL; NYSE: KOF) is the second largest Coca-Cola bottler in the world, accounting for almost 10% of The Coca-Cola Company's global sales volume. KOF is the largest Coca-Cola bottler in Latin America, delivering 2.1 billion unit cases a year.

The company produces and distributes *Coca-Cola, Sprite, Fanta,* and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul, and part of the state of Goias), and Argentina (federal capital and surrounding areas), along with bottled water, beer, and other beverages in some of these territories.

The company's capital stock is owned 53.7% by Fomento Económico Mexicano S.A.B. de C.V. (FEMSA), 31.6% by a wholly-owned subsidiary of The Coca-Cola Company, and 14.7% by the public. The publicly traded shares of KOF are Series L shares with limited voting rights that are listed on the Bolsa Mexicana de Valores (BMV: KOFL) and as American Depository Receipts (ADRs) on the New York Stock Exchange (NYSE: KOF). Each ADR represents 10 Series L shares.

www.coca-colafemsa.com


KOF L


KOF
Listed
NYSE


ESR
EMPRESA
SOCIALMENTE
RESPONSABLE



Coca-Cola FEMSA

Guillermo González Camarena No. 600 Col. Centro de Ciudad Santa Fé Delegación Álvaro Obregón,
México D.F. 01210 Tel: (5255) 5081-5100 Fax: (5255) 5292-3473

www.coca-colafemsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.

By: ______________________________

Héctor Jesús Treviño Gutiérrez
Chief Financial Officer

Date: May 21 , 2008

END